PE 3/12/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 27 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE




14006047

March 27, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-27-14

Michael J. O'Brien
Omnicom Group Inc.
michael.o'brien@omnicomgroup.com

Re: Omnicom Group Inc.
Incoming letter dated March 12, 2014

Dear Mr. O'Brien:

This is in response to your letters dated March 12, 2014 and March 18, 2014 concerning the shareholder proposal submitted to Omnicom by John Chevedden. We also have received letters from the proponent dated March 12, 2014, March 13, 2014, March 18, 2014, March 19, 2014, March 23, 2014 and March 24, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated March 12, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 24, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 6 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is the 6th in a series of letters in regard to the company March 12, 2014 request-for-waiver no action request which reversed the company January 20, 2014 letter announcing its avoidance of the no action process.

The company March 18, 2014 letter failed to produce any evidence whatsoever that, in the cases it cites starting with *Exxon Mobil Corp.* (March 23, 2007), that any proponent signed a letter that he would not present the respective proposal if the respective company did not publish that proposal.

The proponent will submit additional rebuttal letters to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 5 Rule 14a-8 Proposal.
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is the 5th in a series of letters in regard to the company March 12, 2014 request-for-waiver no action request which reversed the company January 20, 2014 letter announcing its avoidance of the no action process.

Attached is the Court Order in:
Civil Action No. 1:14-cv-00018-WJM-KMT
Chipotle Mexican Grill, Inc. v. John Chevedden, James McRitchie and Myra K. Young

On page 7 the Court Order is opposed to reversing the statutory scheme. Although the court did not specifically address a company appealing to the Staff after a failed lawsuit, there is no question that appealing to the Staff after a failed lawsuit (possibly an unprecedented act in regard to a rule 14a-8 proposal), there can be no doubt that this is a reversal of the statutory scheme.

The proponent will submit additional rebuttal letters to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Judge William J. Martinez

Civil Action No. 14-cv-0018-WJM-KMT

CHIPOTLE MEXICAN GRILL, INC.,

Plaintiff,

v.

JOHN CHEVEDDEN,
JAMES MCRITCHIE,
MYRA K. YOUNG,

Defendants.

ORDER GRANTING DEFENDANTS' MOTION TO DISMISS

Plaintiff Chipotle Mexican Grill, Inc. ("Plaintiff") has filed this action for a declaratory judgment against Defendants John Chevedden, James McRitchie, and Myra K. Young (collectively "Defendants"), arising out of an alleged violation of the regulations under the Securities Exchange Act of 1934, 17 C.F.R. § 240.14a-8. (ECF No. 1.) This matter is before the Court on Defendants' Motion to Dismiss for Lack of Jurisdiction ("Motion") (ECF No. 10) and Plaintiff's Motion for Summary Judgment (ECF No. 19). The Court agreed to rule on these motions on an expedited basis. (ECF No. 17.) For the reasons set forth below, Defendants' Motion is granted and the case is dismissed for lack of jurisdiction.

I. LEGAL STANDARD[1]

Rule 12(b)(1) empowers a court to dismiss a complaint for "lack of jurisdiction over the subject matter." Fed. R. Civ. P. 12(b)(1). Dismissal under Rule 12(b)(1) is not a judgment on the merits of a plaintiff's case. Rather, it calls for a determination that the court lacks authority to adjudicate the matter, attacking the existence of jurisdiction rather than the allegations of the complaint. *See Castaneda v. INS*, 23 F.3d 1576, 1580 (10th Cir. 1994) (recognizing federal courts are courts of limited jurisdiction and may only exercise jurisdiction when specifically authorized to do so).

A Rule 12(b)(1) motion to dismiss "must be determined from the allegations of fact in the complaint, without regard to mere conclusory allegations of jurisdiction." *Groundhog v. Keeler*, 442 F.2d 674, 677 (10th Cir. 1971). When considering a Rule 12(b)(1) motion, however, the court may consider matters outside the pleadings without transforming the motion into one for summary judgment. *Holt v. United States*, 46 F.3d 1000, 1003 (10th Cir. 1995). Where a party challenges the facts upon which subject matter jurisdiction depends, a district court may not presume the truthfulness of the complaint's "factual allegations . . . [and] has wide discretion to allow affidavits, other documents, and a limited evidentiary hearing to resolve disputed jurisdictional facts under Rule 12(b)(1)." *Id.*

The burden of establishing subject matter jurisdiction is on the party asserting jurisdiction. *Basso v. Utah Power & Light Co.*, 495 F.2d 906, 909 (10th Cir. 1974). A court lacking jurisdiction "must dismiss the cause at any stage of the proceeding in

---

[1] Although the pending Motions include arguments pursuant to both Rules 12(b)(1) and 56, the Court addresses herein only Rule 12(b)(1) because it is dispositive of the case.

which it becomes apparent that jurisdiction is lacking." *See id.*

II. DISCUSSION

This action is the most recent in a line of cases brought by corporate plaintiffs challenging shareholder proposals submitted by Defendant Chevedden. (*See* ECF No. 13 at 2-8 (citing, *e.g.*, *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010); *KBR Inc. v. Chevedden*, 776 F. Supp. 2d 415 (S.D. Tex. 2011); *Waste Connections, Inc. v. Chevedden*, 2014 WL 554566 (5th Cir. Feb. 13, 2014)); *see also* *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538 (E.D. Mo. Feb. 18, 2014); *EMC Corp. v. Chevedden*, No. 14-cv-10233-MLW (Mass. March 7, 2014); *Omnicom Group, Inc. v. Chevedden*, No. 14 Civ. 0386 (S.D.N.Y. March 11, 2014).[2] Plaintiff seeks a declaration that the shareholder proposal at issue here, which Defendants submitted for inclusion in Plaintiff's proxy statement for its upcoming stockholder meeting, violates the Securities Exchange Act and can therefore be excluded from Plaintiff's proxy statement. (Compl. (ECF No. 1).) In their Motion to Dismiss, Defendants argue that Plaintiff lacks standing to sue because it can show no injury in fact, and that the case should therefore be dismissed for lack of jurisdiction. (ECF No. 10.)

A declaratory judgment may be granted only in "a case of actual controversy within its jurisdiction". 28 U.S.C. § 2201(a). This refers directly to the "case or

[2] Defendants brought the recently decided *EMC* and *Omnicom* cases to the Court's attention by filing letters and transcripts from those cases, but failed to file a Motion for Leave to File Supplemental Authority. (ECF Nos. 24 & 25.) As Defendants are *pro se*, the Court is required to liberally construe their pleadings. *See Haines v. Kerner*, 404 U.S. 519, 520-21 (1972). Thus, given these cases' persuasive value and pertinence to the instant case, the Court construes Defendants' filings as a Motion for Leave to File Supplemental Authority, grants the construed motion, and accepts the supplemental authority as filed.

controversy" requirement of Article III of the United States Constitution. U.S. Const. Art. III § 2; *see Medtronic, Inc. v. Mirowski Family Ventures, LLC*, 134 S. Ct. 843, 848 (2014) (holding that "the Declaratory Judgment Act does not extend the jurisdiction of the federal courts." (internal quotation marks omitted)). The limitation of jurisdiction to an actual controversy is a "bedrock requirement" that protects the system of separated powers, and from which the concept of standing arises. *Valley Forge Christian Coll. v. Ams. United for Separation of Church & State, Inc.*, 454 U.S. 464, 471 (1982); *see also Raines v. Byrd*, 521 U.S. 811, 818 (1997) ("No principle is more fundamental to the judiciary's proper role in our system of government than the constitutional limitation of federal-court jurisdiction to actual cases or controversies." (quoting *Simon v. E. Ky. Welfare Rights Org.*, 426 U.S. 26, 37 (1976))).

Of the justiciability doctrines created to enforce the case or controversy limitation, the requirement that a litigant "have 'standing' to invoke the power of a federal court is perhaps the most important". *Allen v. Wright*, 468 U.S. 737, 750 (1984). "[T]he standing question is whether the plaintiff has 'alleged such a personal stake in the outcome of the controversy' as to warrant his invocation of federal-court jurisdiction and to justify exercise of the court's remedial powers on his behalf." *Warth v. Seldin*, 422 U.S. 490, 498-99 (1975) (citing *Baker v. Carr*, 369 U.S. 186, 204 (1962)).

A plaintiff must show three elements to establish standing to assert a claim:

> [1] The plaintiff must have suffered an injury in fact . . . , [2] there must be a causal connection between the injury and the conduct complained of—the injury has to be fairly traceable to the challenged action of the defendant, and . . . [3] it must be likely, as opposed to merely speculative, that the injury will be redressed by a favorable decision.

Lujan v. Defenders of Wildlife, 504 U.S. 555, 560-61 (1992) (internal citations omitted). Allegations of future injury cannot satisfy the injury in fact requirement if the injury is merely possible, but "must be 'certainly impending'" to establish standing. *Clapper v. Amnesty Int'l USA*, 133 S. Ct. 1138, 1143 (2013) (quoting *Whitmore v. Arkansas*, 495 U.S. 149, 158 (1990)).

The Tenth Circuit "has repeatedly characterized standing as an element of subject matter jurisdiction." *Hill v. Vanderbilt Capital Advisors, LLC*, 702 F.3d 1220, 1224 (10th Cir. 2012). Because Plaintiff is the party invoking this Court's jurisdiction, it bears the burden of establishing that it has standing to pursue its claim. *See Basso*, 495 F.2d at 909.

Plaintiff's briefing here proposes three future injuries that it argues establish standing: (1) the threat of suit by Defendants if Plaintiff wrongfully excludes their proposal; (2) the threat of suit by other shareholders; and (3) the threat of an enforcement action by the Securities and Exchange Commission ("SEC"). (*See* ECF No. 13 at 7-8.) Defendants contend that because they have made an "irrevocable promise" not to sue Plaintiff if it excludes their shareholder proposal, the first alleged injury will not occur. (ECF No. 21 at 2-4.) With regard to the second and third alleged injuries, Defendants contend that they are too speculative to pass constitutional muster. (*Id.*; ECF No. 22 at 2.)

The Court agrees with Defendants that Plaintiff's proposed future injuries fail to meet the "certainly impending" standard necessary to establish standing. *See Whitmore*, 495 U.S. at 158. The prospect of Defendants breaking their "irrevocable promise" not to bring legal action against Chipotle if it excludes their shareholder proposal, though possible, is undisputedly not "certainly impending." Nor is the prospect of a lawsuit by another shareholder or an SEC enforcement action anything more than pure speculation. Thus, none of these injuries satisfies the injury in fact requirement. Furthermore, even if the uncertainty about another shareholder or SEC action sufficiently established an injury in fact, Plaintiff cannot show that its requested relief—a declaration from this Court with respect to Defendants—would redress its injury as against a third party over whom this Court has no jurisdiction. *See Lujan*, 504 U.S. at 569 (holding that an injury was not redressable where the district court's decision would not have been binding on non-party government agencies).

Plaintiff's citations to the Fifth Circuit Court of Appeals' decisions in *KBR* and *Waste Connections* are unavailing. In *KBR*, the Fifth Circuit found that Chevedden's stipulation not to sue did not vitiate any possibility of legal action stemming from a decision to exclude his proposal, because that decision "would implicate KBR's duties to all of its shareholders . . . [and] could expose KBR to an SEC enforcement action." *KBR Inc. v. Chevedden*, 478 F. App'x 213, 215 (10th Cir. 2012). However, the Fifth Circuit did not apply the "certainly impending" standard established by the Supreme Court for evaluating future injuries for standing purposes. *See Whitmore*, 495 U.S. at 158. Additionally, in citing the risk of shareholder or SEC actions, the Fifth Circuit considered only whether KBR might expose itself to suit, not whether the district court's ruling would redress that exposure. The *Waste Connections* decision was substantively identical to *KBR* and did not address either of these well-established standing requirements. 2014

WL 554566 at *2.

Instead, the Court finds more persuasive the reasoning of the District Courts of the Southern District of New York and the District of Massachusetts, both of which rejected the same proposed injuries Plaintiff cites here as too speculative to be "certainly impending". *See Omnicom*, 1:14-cv-0386, at *2-*3 (holding that "Omnicom does not face suit from Mr. Chevedden if it excludes his proposal, and the possibility of SEC investigation or action is remote."); *EMC*, 1:14-cv-10233, Doc. 38 at 46-52 (same). As in *EMC*, given Defendants' promise not to sue and Plaintiff's failure to show either any threat of suit by a third party or the redressability of such injury, "a declaratory judgment by this court would be an [unconstitutional] advisory opinion without relieving [the plaintiff] of any uncertainty or insecurity about being sued by the defendants if [the plaintiff] excludes their proposal." *EMC*, 1:14-cv-10233, Doc. 38 at 53. Furthermore, where Plaintiff has not presented its case to the SEC, this Court's issuance of a declaratory judgment on an expedited basis "would be essentially reversing the statutory scheme and not be in the interests of the administration of justice." *Id.* at 54.

Accordingly, the Court finds that Plaintiff lacks standing to bring this action, and thus the Court lacks jurisdiction to hear the matter.

III. CONCLUSION

For the reasons set forth above, the Court ORDERS as follows:

1. Defendants' Motion to Dismiss for Lack of Jurisdiction (ECF No. 10) is GRANTED and this matter is DISMISSED WITHOUT PREJUDICE; and
2. Judgment shall be entered in favor of Defendants. Defendants shall have their costs.



Dated this 14th day of March, 2014.

BY THE COURT:

William J. Martinez
United States District Judge

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 4 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is the 4th in a series of letters in regard to the company March 12, 2014 request-for-waiver no action request which reversed the company January 20, 2014 letter announcing its avoidance of the no action process.

Attached is the Court Order which seems to be in contradiction with key conclusions in the company March 18, 2014 letter.

The proponent will submit additional rebuttal letters to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

UNITED STATES DISTRICT COURT
SOUTHERN DISTICT OF NEW YORK
--------------------------------------X

OMNICOM GROUP, INC.,

Plaintiff,

-against-

JOHN CHEVEDDEN,

Defendant.

--------------------------------------X

14 Civ. 0386 (LLS)

MEMORANDUM AND ORDER

This case raises the question whether a corporation that has sufficient doubt whether it is entitled to exclude a shareholder's proposal from its proxy materials should consult its attorneys and follow their advice, with the common risk that a court may later hold to the contrary if the proposal is rejected, or take advantage of the Declaratory Judgment Act, 28 U.S.C. § 2201, to seek a court's declaratory judgment that exclusion is permissible or that the proposal's inclusion is mandatory.

There are thousands of public companies in the United States; they have annual meetings, and their shareholders are free to suggest items for inclusion in their proxy materials.

In this case, Omnicom Group, Inc. ("Omnicom") seeks declaratory judgment that it may exclude Mr. Chevedden's shareholder proposal under SEC's rule 14a-8, and moves for summary judgment. Mr. Chevedden, who has promised Omnicom not to sue if it rejects his proposal, moves to dismiss the action on the ground, among others, that the threat of injury from corporate misjudgment is too remote and speculative to present a justiciable controversy under Article III of the United States Constitution.

A court may use its discretion to grant declaratory judgment only "In a case of actual controversy within its jurisdiction," 28 U.S.C. § 2201(a), that is, those "Cases" and "Controversies" that are justiciable under Article III. The Supreme Court has explained that:

> To establish Article III standing, an injury must be concrete, particularized, and actual or imminent; fairly traceable to the challenged action; and redressable by a favorable ruling. Although imminence is concededly a somewhat elastic concept, it cannot be stretched beyond its purpose, which is to ensure that the alleged injury is not too speculative for Article III purposes—that the injury is *certainly impending*. Thus, we have repeatedly reiterated that threatened injury must be *certainly impending* to constitute injury in fact, and that allegations of *possible* future injury are not sufficient.

Clapper v. Amnesty Intern. USA, 133 S. Ct. 1138, 1147 (2013)(internal quotations and citations omitted; italics in original).

Omnicom argues that its injury is imminent because, even though Mr. Chevedden has promised not to sue, "the proposal remains pending, still requiring Omnicom to decide whether or not it is required to include the proposal in its proxy statement (and face all the legal consequences of that decision).," Pl.'s Reply Mot. Summ. J. 4.

Nonetheless, any speculative future "legal consequences" are not certainly "actual or imminent." Omnicom does not face suit from Mr. Chevedden if it excludes his proposal, and the possibility of SEC investigation or action is remote.

As stated by the Second Circuit in U.S. v. Broadcast Music, Inc. (Application of Muzak LLC and AEI Music Network, Inc.), 275 F.3d 168, 178-79 (2d Cir. 2001):

> An issue is ripe for judicial resolution only if it presents a real, substantial controversy, not a mere hypothetical question. Pursuant to ripeness doctrine, we must avoid entangling ourselves in abstract disagreements and engaging in premature adjudication. The ripeness doctrine cautions courts against adjudicating contingent future events that may not occur as anticipated, or indeed may not occur at all. Two additional factors, the fitness of the issues for judicial decision and the hardship to the parties of withholding court consideration, also inform any analysis of ripeness.
>
> . . .
>
> Applicants argue that the district court's decision not to decide the issue places them in an untenable position, because they now must go through the rate determination proceeding while facing the possibility that the copyright holder might then attempt, and

> be permitted, to veto the outcome of that proceeding. The fact remains, however, that at this juncture Applicants have suffered no injury, and the threat of an injury is speculative—a contingent future event that may not occur at all. A federal court lacks the power to render advisory opinions. We therefore affirm the district court's decision not to decide the issue.

(internal quotations and citations omitted).

Mr. Chevedden's motion to dismiss (Dkt. No. 12) is granted. Omnicom's motion for summary judgment (Dkt. No. 13) is denied. The clerk is requested to enter judgment dismissing the complaint, with costs and disbursements in favor of Mr. Chevedden according to law.

So ordered.

Dated: New York, New York
March 11, 2014



LOUIS L. STANTON
U. S. D. J.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 3 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is the 3rd in a series of letters in regard to the company March 12, 2014 request-for-waiver no action request which reversed its January 20, 2014 letter announcing its avoidance of the no action process.

The company initially bypassed the no action process and sought the advice of the Federal Court. Now the company does not want to follow the advice of the Federal Court.

The attached pages of the transcript of this case show that the Court views it important that the Staff first review any merits of a company request to not publish a rule 14a-8 proposal before it is brought to the attention of the Court.

If the Staff grants no action relief it will be in contradiction with the Court on the proper order in which to consider a company request to not publish a rule 14a-8 proposal.

The proponent will submit additional rebuttal letters to the Staff.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

1 statements you reference are material -- materially false or
2 misleading. Accordingly, we do not believe that EMC may omit
3 the proposal or portions of the supporting statement from its
4 proxy materials in reliance on Rule 14a-8(i)(3)." That's
5 Exhibit D to the complaint, at Page 3.
6 As I said earlier, two weeks later, on January 30,
7 2014, EMC filed the instant suit in this court requesting a
8 declaratory judgment that it may exclude the proposal or, in
9 the alternative, a preliminary and permanent injunction to
03:55 10 prevent the defendants from continuing to seek the inclusion of
11 the proposal in the proxy materials.
12 I conclude that issuing a declaratory judgment on an
13 expedited basis, without the advice of the SEC, without more
14 time, and to compensate for the fact that the adversary process
15 is not working well here because the defendants are not
16 represented; and, as Mr. McRitchie said, it would be too
17 expensive to be represented, would run the risk of a decision
18 that's not well-informed and properly considered.
19 In addition, it would abet what I regard as an
03:56 20 inappropriate practice of depriving the SEC of the opportunity
21 to perform its proper role of considering all the grounds that
22 in this case have been argued to me and giving informed advice.
23 I also have in mind Mr. McRitchie's last argument,
24 that permitting -- or where there's a legitimate discretion or
25 abetting an end run around the SEC deprives shareholder of a

1 relatively inexpensive opportunity to get claims disputes
2 resolved in their favor and by forcing them into court keeps
3 them from really, as a practical matter, having an appropriate
4 opportunity to have their positions evaluated on an informed
5 basis as the SEC's in a better position to do quickly and
6 relatively inexpensively.
7 Finally, in the interests of completeness, I'd say
8 that the standing analysis also bears on the alternative
9 relief. Plaintiff requests a preliminary and permanent
03:58 10 injunction. As the Supreme Court has explained, "a plaintiff
11 seeking a permanent injunction must satisfy a four-factor test
12 before a court may grant such relief. A plaintiff must
13 demonstrate: 1) that it has suffered an irreparable injury; 2)
14 that remedies available at law, such as monetary damages, are
15 inadequate to compensate for that injury; 3) that considering
16 the balance of hardships between plaintiff and defendant are
17 remedied in equity is warranted; and 4) that the public
18 interest would not be disserved by a permanent injunction."
19 I'd say, as I understand it -- well, that's a permanent
03:58 20 injunction.
21 The Supreme Court has indicated that the injury in
22 fact -- well, and I was just quoting from eBay, Inc., 547 U.S.
23 388, at 391.
24 The Supreme Court has indicated that the injury in
25 fact prong of the standing requirement is related to the

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

March 18, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. Shareholder Proposal from John Chevedden**

Ladies and Gentlemen:

Omnicom Group Inc., a New York corporation (the "***Company***"), hereby submits this letter to the Division of Corporation Finance (the "***Staff***") regarding its request (the "***No-Action Request***") for confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes a shareholder proposal (the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden ("***Chevedden***") from the Company's proxy statement (the "***Proxy Materials***") for the Company's 2014 annual meeting of shareholders (the "***Annual Meeting***") pursuant to Rule 14a-8(i)(3), as the Proposal violates the proxy rules, including Rule 14a-9, because it is impermissibly vague and indefinite.

Due to Chevedden's recent correspondence, the Company further requests that the Staff concur that the Proposal may be properly excluded because Chevedden has indicated his intention to act contrary to Rule 14a-8(h)(1), providing new and independent grounds for exclusion under Rule 14-a(8).

I. The District Court Ruling Allows the Company to Exclude the Proposal.

As discussed in the No-Action Request, on March 11, 2014, the United States District Court for the Southern District of New York (the "***Court***") dismissed the Company's lawsuit against Chevedden, writing that a declaratory judgment is inappropriate because "Omnicom does not face suit from Mr. Chevedden if it excludes his proposal, and the possibility of SEC investigation or action is remote."

Nothing in the Court's ruling prevents Omnicom from properly excluding Chevedden's proposal. Quite to the contrary, the Court wrote that the Company *may* exclude the Proposal, without risk of a lawsuit by Chevedden or an enforcement action by the Commission. In an overabundance of caution, and because Chevedden refuses to withdraw the Proposal, the Company submitted the No-Action Request on March 12, and further submits this letter, to

 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

request confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. In the No-Action Request, the Company was not presenting any new arguments; it was instead seeking confirmation from the Staff that it agrees with the Court and that the Proposal may be properly excluded from the Proxy Materials.

The Company notes that throughout the lawsuit, Chevedden argued to the Court that Omnicom should have sought no-action relief from the Staff, not through litigation. Now that Omnicom has sought such relief from the Staff, Chevedden has bombarded the Staff and the Company with correspondence arguing that the Staff should not consider Omnicom's request for relief. He cannot have it both ways.

II. The Staff has Overwhelmingly Established that the Proposal may be Properly Excluded Because it is Impermissibly Vague and Indefinite.

The Staff has overwhelmingly established that the Proposal may be properly excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. Since the submission of the No-Action Request, the Staff has granted no-action relief to ***nine more companies*** that received proposals virtually identical to the Proposal, bringing the total number to ***twelve***.

The Staff granted no-action relief to these nine companies, concluding that "the proposal does not sufficiently explain when the requested [bylaw/policy] would apply." *Amazon.com, Inc.* (avail. Mar. 6, 2014); *Comcast Corporation* (avail. Mar. 6, 2014); *Equinix, Inc.* (avail. Mar. 6, 2014); *The Home Depot, Inc.* (avail. Mar. 6, 2014); *Leidos Holdings, Inc.* (avail. Mar. 6, 2014); *Reliance Steel & Aluminum Co.* (avail. Mar. 6, 2014); *The Southern Company* (avail. Mar. 6, 2014); *SunEdison, Inc.* (avail. Mar. 6, 2014); *UnitedContinental Holdings, Inc.* (avail. Mar. 6, 2014). Those grants of no-action relief are in addition to the three letters cited in the No-Action Request. *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014).

Accordingly, because the Proposal is nearly identical to the proposals in the letters cited above, Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

III. Chevedden's Irrevocable Promise not to Present the Proposal is in Violation of the Proxy Rules and Provides an Independent Grounds for Exclusion under Rule 14a-8(i)(3).

Chevedden has not contested or disagreed that the Proposal is impermissibly vague and indefinite. He has also "irrevocably" promised not to sue the Company if the Proposal is excluded from the Company's Proxy Materials and *not to present the Proposal at the Company's Annual Meeting*. However, as evidenced by his recent barrage of letters to the Staff, Chevedden nevertheless continues to pursue the Proposal. Accordingly, the Company is compelled to submit to the Staff the following additional, independent reason why the Proposal may be excluded from the Company's Proxy Materials.

The Company may exclude the Proposal under rule 14a-8(i)(3) as contrary to proxy rule 14a-8(h)(1) because Chevedden has irrevocably promised not to present the Proposal at the Annual Meeting.

Rule 14a-8(h)(1) states that "Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal." On February 26, 2014, Chevedden delivered a letter (attached hereto as Exhibit A, the "***Irrevocable Promise***") to the Company's counsel in which he "irrevocably" promised not to present the Proposal at the Annual Meeting if the Company excludes the Proposal from its Proxy Materials. For the reasons stated above and in the Company's letters to the Staff of January 20, 2014 and March 12, 2014, the Company does not intend to include the Proposal in its Proxy Materials. For the reasons stated below, the Company believes that the Irrevocable Promise has created new and independent grounds for exclusion of the Proposal under Rule 14a-8(i)(3).

The Staff has written, if "a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal." Staff Legal Bulletin No. 14 (July 13, 2001), Item C.4.b. The Staff has also previously concurred that when a proponent has indicated that neither the proponent nor his or her qualified representative will attend a shareholders' meeting to present a proposal, the proposal may be properly excluded under Rule 14a-8(i)(3). *See Exxon Mobil Corp.* (avail. Mar. 23, 2007); *Exxon Mobil Corp.* (avail Mar. 7, 2001); *Johnson & Johnson* (avail. Jan. 9, 2001). In each of the Exxon Mobil letters and the Johnson & Johnson letter, after submitting a proposal, the proponents subsequently indicated to the companies that neither they nor their representatives would attend the companies' annual meetings to present their proposals. And in each of these instances, the Staff concurred that the proposals could therefore be properly excluded under Rule 14a-8(i)(3) as contrary to proxy Rule 14a-8(h)(1).

Here, as in each of the Exxon Mobil cases and the Johnson & Johnson case, Chevedden has delivered the Irrevocable Promise, an unsolicited, written statement that he will not present the Proposal at the Annual Meeting. Rule 14a-8(h)(1) requires that either a proponent or a qualified representative of a proponent attend the shareholders' meeting to present the proposal. Because Chevedden has irrevocably promised not to present the Proposal, he has evidenced his intent to act contrary to Rule 14a-8(h)(1). Therefore, the Proposal may be properly excluded under Rule 14a-8(i)(3).

The Company notes that because Chevedden's promise not to present the Proposal is irrevocable, the deficiencies presented by the Irrevocable Promise are not deficiencies that may be cured. Rule 14a-8(f) provides that a "company need not provide [a proponent] such notice of a deficiency if the deficiency cannot be remedied . . . ." Thus, because the Irrevocable Promise is irrevocable and contrary to the proxy rules as stated above, the Company is not required to provide Chevedden with notice of the above-mentioned deficiencies, nor is Chevedden allowed an opportunity to cure the deficiencies under Rule 14a-8.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and because Chevedden has irrevocably promised not to present the Proposal at the Annual Meeting.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that Chevedden copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Sincerely,



Michael J. O'Brien
Senior Vice President, General Counsel and Secretary

Enclosure

cc: Jeff Hammel, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
John Chevedden

NY\6195636.3

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2014

Mr. Jeff Hammel
Latham & Watkins
885 Third Avenue
New York, NY 10022-4834

Dear Mr. Hammel,

I irrevocably promise not to attempt to present my rule 14a-8 proposal at the 2014 annual meeting if Omnicom Group Inc. (OMC) excludes it from the 2014 annual meeting proxy materials.

Sincerely,



John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 2 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is the second in a series of letters in regard to the company March 12, 2014 request-for-waiver no action request which reversed its January 20, 2014 letter to avoid no action relief.

After the company in effect said that it did not trust the Staff to make a proper determination in its January 20, 2014 letter – now the company asks the Staff to come to its rescue. Due to the unique nature of the burdensome and demeaning company request, the company should not have the opportunity to submit any further letter in regard to its March 12, 2014 request.

As an alternative, and if the staff is in any way inclined to consider the company request, this is to ask for the opportunity to cure any issue with the resolved text of this well-established topic. If the company is granted a waiver the shareholder should be granted some latitude in return. The company has not expressed any objection to this.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 1 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the company March 12, 2014 no action request reversing its January 20, 2014 letter to not request no action relief. The company does not address whether its March 12, 2014 no action request is an unprecedented type of request. The company does not address whether such an unprecedented or unusual request would demand a higher burden than its belated 5-page no action request. The company does not address whether such an unprecedented or unusual request would demand more than the usual amount of Staff time and consultation for proper consideration.

Since the company expressed its preference to have a federal court rule on its attempt to exclude a rule 14a-8 proposal, attached is the transcript of a 2-hour hearing in the related EMC Corporation lawsuit to give perspective on the view of a Federal Court on the proper process to attempt to exclude a rule 14a-8 proposal.

This is the first in a series of replies to this belated and unprecedented or unusual no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

1 UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS
2
3
4 EMC CORPORATION,)
Plaintiff,)
5)
)
6 vs.) CA No. 14-10233-MLW
)
7)
JOHN CHEVEDDEN and)
8 JAMES McRITCHIE,)
Defendants.)
9
10
BEFORE: THE HONORABLE MARK L. WOLF
11
12
HEARING ON MOTIONS
13
14
15
John Joseph Moakley United States Courthouse
16 Courtroom No. 10
One Courthouse Way
17 Boston, MA 02210
Friday, March 7, 2014
18 2:00 p.m.
19
20
21 Cheryl Dahlstrom, RMR, CRR
Official Court Reporter
22 John Joseph Moakley United States Courthouse
One Courthouse Way, Room 3209
23 Boston, MA 02210
Mechanical Steno - Transcript by Computer
24
25

1 APPEARANCES:

2 NUTTER, McCLENNEN & FISH LP
By: Ian Roffman, Esq.
3 155 Seaport Boulevard
Boston, Massachusetts 02210-2604
4 - and -
GIBSON, DUNN & CRUTCHER LLP
5 By: Adam H. Offenhartz, Esq., and
Aric H. Wu, Esq.
6 200 Park Avenue
New York, New York 10166-0193
7 On behalf of the Plaintiff.

8 Appearing on behalf of EMC:
Leigh Slayne, Esq.
9
Appearing by telephone:
10 John Chevedden
James McRitchie
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

1 P R O C E E D I N G S

2 THE CLERK: EMC Corporation vs. John Chevedden and
3 James McRitchie, Civil Action No. 14-10233. Court is in
4 session. You may be seated.

5 THE COURT: Good afternoon. Would those present to
6 participate in the courtroom please identify themselves for the
7 Court and for the record.

8 MR. ROFFMAN: Good afternoon, your Honor. Ian Roffman
9 from Nutter, McClellan & Fish, on behalf of EMC Corporation.
02:01 10 With me on my left are --

11 MR. CHEVEDDEN: I can't hear very well. This is John
12 Chevedden.

13 THE COURT: Speak into that microphone.

14 MR. ROFFMAN: Sure. Ian Roffman from Nutter,
15 McClellan & Fish, on behalf of EMC Corporation. With me on my
16 left are Adam Offenhartz and Aric Wu of Gibson, Dunn &
17 Crutcher. On my right is Leigh Slayne of EMC Corporation.

18 THE COURT: All right. Who's on the telephone,
19 please?

02:01 20 MR. CHEVEDDEN: John Chevedden.

21 MR. McRITCHIE: And James McRitchie.

22 THE COURT: Is anybody else in the room with either of
23 you?

24 MR. CHEVEDDEN: No.

25 MR. McRITCHIE: No.

1 THE COURT: And those of you on the telephone are
2 going to have to say your name before you speak, okay?
3 MR. McRITCHIE: Yes.
4 THE COURT: Because we have a court stenographer, and
5 we need an accurate transcript.
6 MR. ROFFMAN: Your Honor, if I may, Mr. Offenhartz and
7 Mr. Wu have motions for admission pro hac vice pending.
8 THE COURT: They are allowed.
9 MR. ROFFMAN: Thank you. And Mr. Offenhartz will do
02:02 10 today's argument. Thank you.
11 THE COURT: Okay. This case was filed on January 30,
12 2014. It relates to a scheduled April 30, 2014, meeting,
13 annual meeting, of shareholders of plaintiff, EMC. EMC
14 represented that it must complete its proxy materials by March
15 14, 2014, for that meeting. It, in this case, seeks a
16 declaratory judgment and a permanent injunction which would
17 permit EMC to exclude the defendants' proposal which would
18 require an independent chairman of the board from the proxy
19 materials to be sent to shareholders. EMC requested an
02:03 20 expedited decision. Therefore, I scheduled a hearing for
21 today. I ordered further briefing.
22 The defendants have provided written promises not to
23 present the proposal at the annual meeting if it is not
24 included in the proxy materials and also not to sue if the
25 plaintiff excludes its proposal from the proxy materials. The

1 defendants have filed a motion to dismiss for lack of standing
2 essentially meaning that there is not a true case or
3 controversy as required by Article III of the Constitution.
4 The plaintiff seeks summary judgment in what's characterized as
5 a preliminary injunction. I think it would actually be a
6 permanent injunction.
7 It is my present tentative view, having studied the
8 matter, that there isn't a cognizable case in controversy under
9 Article III. EMC lacks standing on the facts of this case. In
02:04 10 any event, I would exercise the discretion that I have under
11 the Declaratory Judgment Act not to issue a declaratory
12 judgment in the circumstances of this case and that an
13 injunction, permanent or preliminary, would not be appropriate
14 because there's no threat of irreparable harm.
15 EMC can decide what to do, and if it excludes the
16 defendants' proposal, it will not be at risk from the
17 defendants and, as far as I can discern from the record,
18 anybody else, certainly anybody else who would be bound by a
19 decision of mine.
02:05 20 But while that results -- or that view results from my
21 study of what's been submitted, it isn't a final view. So I am
22 interested -- since I'm inclined to grant the motion to dismiss
23 on the standing ground, I'll hear first from EMC.
24 MR. OFFENHARTZ: Thank you, your Honor. Adam
25 Offenhartz with Gibson, Dunn, on behalf of EMC. Your Honor, we

1 thank you for sharing your tentative rulings, and I thank you
2 for the opportunity to be heard on those tentative rulings.
3 Your Honor, before I dive into the standing issue, I
4 just want to stress that this issue is of great importance to
5 EMC because it goes to enforcing the securities laws and the
6 rules that afford individuals the opportunity to properly place
7 proposals on -- in a proxy. What we're dealing with here is a
8 proxy that is deficient for a number of reasons and does not --
9 THE COURT: Did you present all of those reasons to
02:06 10 the SEC before it declined to give you a no-action letter?
11 MR. OFFENHARTZ: Your Honor, we did not present all of
12 those issues to the SEC, but, your Honor, it is very, very
13 clear that the SEC is not the final arbiter of such issues.
14 THE COURT: No. I know that very well. I wrote about
15 it Gillette vs. RB Partners --
16 MR. CHEVEDDEN: This is John Chevedden.
17 THE COURT: -- in 1987. I think we have a statutory
18 scheme in our country where the anticipated order of things is
19 that you would make your arguments to the SEC to get an -- in
02:07 20 an effort to get a no-action letter. Usually, it has to go
21 quite fast. And then if there's a genuine case or controversy,
22 as there was in my Gillette case, you know, a court will
23 scrutinize it after the fact.
24 Why didn't you -- you confirmed my understanding. Not
25 all the arguments were presented to the SEC.

1 MR. OFFENHARTZ: Yes. Your Honor, EMC --
2 THE COURT: Go ahead.
3 MR. OFFENHARTZ: May I proceed? Thank you, your
4 Honor.
5 EMC does not proceed to litigation lightly. It made
6 an effort to address this issue at the SEC; and when the SEC
7 disagreed with it in a nonbinding, non-adjudicative letter, it
8 exercised its right to come to this court to seek a declaratory
9 judgment, to seek summary judgment, to seek preliminary
02:07 10 injunction, protecting its rights and protecting the
11 shareholders at the April 30th shareholder meeting from voting
12 for directors on tainted information.
13 MR. CHEVEDDEN: Your Honor, John Chevedden. Do I have
14 an opportunity to talk at this time?
15 THE COURT: No, not a bit. I'll tell you when it's
16 your turn. First, EMC will go and then --
17 MR. CHEVEDDEN: Okay.
18 THE COURT: -- I'll offer you an opportunity to speak.
19 MR. CHEVEDDEN: Okay. Thank you.
02:08 20 THE COURT: But I've got the impression from your
21 submissions, Mr. Chevedden, although you're representing
22 yourself, it's not your first time in litigation. So I thought
23 you knew how this worked. You'll get a chance, but it will be
24 when I tell you it's your turn, okay?
25 MR. CHEVEDDEN: Thank you.

1 MR. OFFENHARTZ: Your Honor, the rule that is being
2 posited, that one must include every ground one may have before
3 going to the district court or that one must even go to the SEC
4 first is simply not the authority or the regime.
5 THE COURT: No, I don't think it's -- I'm not saying
6 that you're required to exhaust administrative remedies, but --
7 that really only comes up -- first of all, there has to be an
8 actual case or controversy. If there's an actual case or
9 controversy, I have to decide whether to exercise my discretion
02:09 10 to provide a declaratory judgment. And going to the SEC, in my
11 view, relates to that second question, which, in my current
12 conception, I wouldn't reach. So go ahead.
13 MR. OFFENHARTZ: Okay.
14 THE COURT: Address the standing issue, and I'm going
15 to listen to you more than I've listened to you so far.
16 MR. OFFENHARTZ: Thank you, your Honor. Regarding the
17 standing issue -- and I will circle back to other courts that
18 have recently reached this very issue with Mr. Chevedden and
19 have found that standing does exist. But let me start --
02:10 20 THE COURT: Are there more than the two Fifth Circuit
21 decisions?
22 MR. OFFENHARTZ: There's also Express Scripts, which
23 is a District -- Eastern District of Missouri decision, your
24 Honor.
25 THE COURT: Did you cite that?

1 MR. OFFENHARTZ: We did cite that in our papers, your
2 Honor.
3 THE COURT: I'll get it.
4 MR. OFFENHARTZ: Your Honor, I'm going to hearken back
5 to two Supreme Court cases which I think really, really give
6 great guidance and explain why EMC has standing in this matter.
7 And that's the Genentech case and the Medtronic case. What
8 those cases show us --
9 THE COURT: Hold on a second. I'll get them.
02:10 10 MR. OFFENHARTZ: Thank you. Your Honor, what those
11 cases make clear --
12 THE COURT: Just wait one second.
13 MR. OFFENHARTZ: Oh, certainly.
14 THE COURT: Sorry. What is the case other than
15 Medtronic?
16 MR. OFFENHARTZ: MedImmune vs. Genentech, your Honor.
17 THE COURT: What's the first name?
18 MR. OFFENHARTZ: MedImmune, M-e-d --
19 THE COURT: MedImmune.
02:11 20 MR. OFFENHARTZ: MedImmune vs. Genentech, 549 U.S.
21 118. That's a 2007 decision.
22 THE COURT: I have it right here.
23 MR. OFFENHARTZ: And the other decision is Medtronic
24 vs. Mirowski Family Ventures.
25 THE COURT: I have that, too.

1 MR. OFFENHARTZ: That's the January 22, 2014, case.
2 Your Honor, what those cases provide is that the test
3 for standing is not a likelihood of an adverse suit absent a
4 ruling. It is not a reasonable apprehension of suit. It's a
5 prospect of an adverse suit.
6 THE COURT: Adverse suit by whom?
7 MR. OFFENHARTZ: Well, in this case, your Honor, that
8 could be the SEC bringing an enforcement action. That could be
9 any number of shareholders.
02:12 10 THE COURT: Where does MedImmune -- this is not a
11 rhetorical question -- suggest that the concern is an adverse
12 suit by anybody, not an adverse suit by the defendant in a
13 declaratory judgment action? That sounds --
14 MR. OFFENHARTZ: Your Honor, at Page 130 on the
15 MedImmune case, the opinion states, Supreme Court --
16 THE COURT: Hold on a second. Let me get it. Let me
17 get to the page. Go ahead.
18 MR. OFFENHARTZ: Your Honor, I think the best place to
19 look is at the end of Page 128 and the beginning of 129. The
02:13 20 Supreme Court notes, "Our analysis must begin with the
21 recognition that, where threatened action by government is
22 concerned, we do not require a plaintiff to expose himself to
23 liability before bringing suit to challenge the basis for that
24 threat. For example" -- and it goes on.
25 Your Honor, that's -- that is a situation where the

1 Supreme Court makes clear that a threatened action can be by
2 the government.
3 THE COURT: And what evidence do I have of a
4 threatened action here?
5 MR. OFFENHARTZ: Well, your Honor, the government was
6 not a party to this lawsuit, but it was -- you know, the
7 reality is that the Commission, the SEC, has indicated -- and
8 this is -- has indicated that "no response or other action by
9 the Commission or its staff is required in regard to such
02:14 10 communications. Although the notification requirement of
11 Paragraph D may alert the Commission that enforcement action
12 may be appropriate in the event that management follows through
13 on its announced intention to omit the proposal at issue in
14 that action."
15 THE COURT: I'm sorry. What are you reading from?
16 MR. OFFENHARTZ: Your Honor, this is the -- this is
17 the statement of informal procedures for the rendering of staff
18 advice with respect to shareholder proposals, at 41 Federal
19 Register, at 29 --
02:15 20 THE COURT: That's a -- I'm sorry. You're talking --
21 I have something that says, "Division of Corporation Finance,
22 Informal Procedures Regarding Shareholder Proposals." Is that
23 what I should be reading?
24 MR. OFFENHARTZ: Well, your Honor, I suspect I may be
25 getting there shortly, but that's a separate document.

1 THE COURT: Is the document you're quoting something
2 you cited?
3 MR. OFFENHARTZ: Yes, it is, your Honor.
4 THE COURT: Then I should have it.
5 MR. OFFENHARTZ: But, your Honor, the other reason or
6 evidence -- besides the fact the Supreme Court notes in its
7 opinion in MedImmune that the threat of an action by a nonparty
8 is sufficient. And, again, not the reasonable or the, you
9 know, very likely threat, the threat. It's important to keep
02:15 10 in mind that we already have -- the no action -- the letter
11 from the SEC has told EMC, "Accordingly, we do not believe that
12 EMC may omit the proposal or portions of the supporting
13 statement from its proxy materials in reliance on Rule
14 14a-8(i)(3)."
15 So we have a government actor, the SEC, telling EMC,
16 You need to put this in your papers. You need to -- you may
17 not omit this.
18 THE COURT: But you only -- you made several arguments
19 to me as to why they could be excluded. I think you only made
02:16 20 one to the SEC, is that right?
21 MR. OFFENHARTZ: That is correct, your Honor.
22 THE COURT: So the -- you know, if this is meritorious
23 -- if your contentions to me are meritorious, maybe if you put
24 them all to the SEC, they would have given you your no-action
25 letter.

1 MR. OFFENHARTZ: Well, your Honor, that may or may not
2 have been the case, but the SEC and, indeed, the D.C. Circuit
3 Court of Appeals in the Roosevelt case made clear that it's the
4 district court's place to be the final arbiter of these issues.
5 THE COURT: And the question -- but not necessarily in
6 a declaratory judgment action. There has to be a case in
7 controversy.
8 MR. OFFENHARTZ: Well, certainly --
9 THE COURT: If -- you know, if the defendants here had
02:17 10 only told you, you know, We're thinking about asking you to
11 make -- to include this proposal. Will you do it? We're
12 thinking about it. Do you think you would have had standing to
13 seek declaratory judgment, or would that have been an
14 impermissible advisory opinion?
15 MR. OFFENHARTZ: If they had not actually provided us
16 a proposal?
17 THE COURT: Right, if they said they were thinking
18 about this.
19 MR. OFFENHARTZ: I think, if they said they were
02:18 20 thinking of making a proposal and they never provided it to us,
21 I don't think we would be standing here today having this
22 conversation.
23 But, your Honor, the reality is they did provide a
24 proposal. The proposal is deficient on numerous grounds. The
25 proposal, if left unchecked, will, in our view, cause

1 irreparable harm. It will taint the shareholder vote that is
2 going to occur on April 30th. And, your Honor --
3 THE COURT: It doesn't have to. Is there something
4 that requires that it be April 30th? Let's say, at the end of
5 this, you raise enough questions. I mean, I have really
6 juggled my schedule to accommodate yours.
7 MR. OFFENHARTZ: And we're grateful.
8 THE COURT: But is there any legal obligation to hold
9 the meeting on April 30th rather than, say, June 30th?
02:19 10 MR. OFFENHARTZ: Well, your Honor, shareholder
11 meetings do need to be held within a certain period of time.
12 The April 30th date has -- is set, has been set. To change it
13 would be very, very cumbersome to shareholders.
14 THE COURT: Why is that? The first matter I ever
15 participated in -- you won't find my name on it because I
16 wasn't a member of the bar, and I didn't go to court. Look at
17 the Schnell vs. Chris-Craft. I was part of a team representing
18 some dissidents who wanted to take control of Chris-Craft
19 Industries in 1971. As soon as Chris-Craft heard about it,
02:19 20 they moved the date of the annual meeting back so there would
21 be less time to solicit proxies. My colleagues went to court
22 in Delaware, and the meeting -- the early meeting was enjoined.
23 It was pushed back. And our clients got clobbered in the proxy
24 contest.
25 But I still don't think I've heard an answer to my

1 question. Is there some legal obligation to have the meeting
2 on, say, April 30th, not June 30th, in case I decide there's a
3 case or controversy and wanted to study the merits more?
4 MR. OFFENHARTZ: Your Honor, if you wanted to study
5 the merits more --
6 THE COURT: You're asking -- you're asking -- you
7 raise a lot of issues you haven't presented to the SEC, and I'm
8 trying to find out whether the schedule you've asked me to
9 accommodate is artificial or legally required. You've got
02:20 10 counsel from EMC here, don't you? Isn't that --
11 MR. OFFENHARTZ: Your Honor, may we take --
12 THE COURT: Isn't Miss Slayne from EMC?
13 MS. SLAYNE: I am. Can I --
14 MR. OFFENHARTZ: Your Honor, may we take 30 seconds to
15 make sure we get a correct answer?
16 THE COURT: Yeah. You want to give me a reliable
17 response. I would have thought you knew this.
18 MR. OFFENHARTZ: Your Honor, I want to make sure we
19 get it completely right.
02:21 20 THE COURT: Okay.
21 (Discussion held off the record.)
22 MR. OFFENHARTZ: Your Honor.
23 THE COURT: Go ahead.
24 MR. OFFENHARTZ: May I proceed, your Honor?
25 THE COURT: Yes.

1 MR. OFFENHARTZ: Your Honor, the short answer is that
2 there are a number of advance notice bylaw provisions that
3 require a shareholder meeting to take place at a time specific.
4 There are a number of steps and various items that occur and
5 that need to take place in a certain order so that you can have
6 a shareholder meeting. And there are certainly limits to how
7 far off a shareholder meeting can be pushed.
8 And the way we look at it is -- and that it would be
9 very, very difficult for a company as large as EMC, which has
02:23 10 its process in the works, the shareholder meeting in the works,
11 for a significant amount of time, the advanced bylaws need to
12 be dealt with, to have all these in the works for an April 30th
13 meeting, makes it -- to the extent it is possible to reach a
14 decision before that, that would be infinitely better all
15 around.
16 Your Honor, turning again to the standing issue, as
17 the Supreme Court instructs us, "It does not need to be the
18 party" -- as the MedImmune vs. Genentech case says, "It does
19 not need to be the party to bring the lawsuit."
02:24 20 THE COURT: Actually, wasn't the dispute in -- the
21 language you had cited me in MedImmune was sort of general
22 survey of the law. But --
23 MR. OFFENHARTZ: Yes.
24 THE COURT: -- in MedImmune, one party had a patent
25 and said it was entitled to royalties, I think, if it was going

1 to be used, and the other party wouldn't pay them.
2 MR. OFFENHARTZ: Right.
3 THE COURT: But here, they promise not to sue you.
4 They're putting the ball in your court.
5 MR. OFFENHARTZ: But the important thing about the two
6 Supreme Court cases is that they make clear that the test is
7 not a high likelihood of lawsuit. It's the prospect of a
8 lawsuit.
9 THE COURT: The defendants didn't do this in an
02:25 10 affidavit. But what is this? Rule 14a-8 that's implicated
11 here? Shareholder proposal?
12 MR. OFFENHARTZ: Yes.
13 THE COURT: And the defendant argues that, I think,
14 there's only one time the SEC has ever brought a 14a-8
15 proceeding. Now, that's not -- the fact that they put it in
16 their memo is not evidence. But did you give me any evidence
17 that the SEC brings 14a-8 enforcement actions?
18 MR. OFFENHARTZ: Your Honor, we provided a footnote
19 that details a number of more general enforcement actions that
02:25 20 the SEC brings.
21 THE COURT: First of all, a footnote is not evidence.
22 Second of all, were any of those 14a-8 matters?
23 MR. OFFENHARTZ: They were not SEC enforcement
24 actions, 14a-8 actions. They were 14a actions, your Honor.
25 THE COURT: Okay.

1 MR. OFFENHARTZ: The other thing, your Honor, is the
2 SEC has a new enforcement director. The SEC has a new head.
3 The SEC recently has changed its approach to settlements. Now
4 parties are being forced to admit that they have committed
5 wrongdoing. For many, many years before --
6 THE COURT: Do I have -- this isn't rhetorical. Have
7 you told me this in any affidavit, or are you just telling me
8 this?
9 MR. OFFENHARTZ: Your Honor.
02:26 10 THE COURT: You have a burden of proof here, and the
11 proof has to be based on the kind of evidence that's cognizable
12 and evidence that the defendants had notice of before today.
13 Is any of this in any of your affidavits?
14 MR. OFFENHARTZ: Your Honor, the fact that there is --
15 THE COURT: About the new enforcement?
16 MR. OFFENHARTZ: Your Honor, the fact that there is a
17 new SEC enforcement head, the fact that there's a new head of
18 the SEC, the fact that the SEC now requires parties to admit to
19 wrongdoing, where for 20 years it had allowed them to say, We
02:27 20 neither admit nor deny anything, that is not in an affidavit.
21 However, your Honor, I would be grateful to be afforded the
22 opportunity --
23 THE COURT: You're not going to be afforded an
24 opportunity. You persuaded me you need a decision today.
25 That's why I've rearranged my schedule to give it to you.

1 MR. OFFENHARTZ: Your Honor.
2 THE COURT: I'm going to decide this matter orally
3 within the hour. I have another matter at 3:30.
4 MR. OFFENHARTZ: Your Honor, let me refer you again to
5 the SEC's own language. This is again from -- this is from the
6 Statement of Informal Procedures For the Rendering of Staff
7 Advice With Respect to Shareholder Proposals. Nothing --
8 THE COURT: I'm sorry. Hold on a second. Just read
9 it, please.
02:27 10 MR. OFFENHARTZ: "Nothing the Commission or its staff
11 does or admits to do in connection with such proposals affects
12 the right of a proponent, or any shareholder for that matter,
13 to institute a private action with respect to the management's
14 intention to omit that proposal from its proxy materials."
15 That is the SEC recognizing that other shareholders may bring
16 that action.
17 THE COURT: Has anybody threatened to?
18 MR. OFFENHARTZ: Your Honor, as the two Supreme Court
19 cases we've been discussing make clear, you don't need a
02:28 20 threat. They had rejected the ruling --
21 THE COURT: Right in the language in MedImmune that
22 you read me earlier, begins on 128, goes to 129, it says, "Our
23 analysis must begin with the recognition that where threatened
24 action by the government is concerned, we do not require a
25 plaintiff to expose himself to liability before bringing suit

1 to challenge the basis for the threat." Then it goes down.
2 "For example, in Terrace, the State threatened the plaintiff
3 with forfeiture of his farm." And in Steffel, there was the
4 threat of criminal prosecution for distributing handbills.
5 Anyway, go ahead.
6 MR. OFFENHARTZ: Your Honor.
7 THE COURT: I said I'd listen to you. I haven't been
8 quiet enough. Give me your whole argument.
9 MR. OFFENHARTZ: Thank you, your Honor.
02:29 10 Your Honor, I just want to turn back briefly to the
11 MedImmune vs. Genentech case because, respectfully, I think
12 this case is very supportive of the standing position of EMC.
13 For instance, in that case, as I've noted, the Supreme Court
14 specifically rejected a reasonable-apprehension-of-suit test
15 for establishing Article III standing in a declaratory judgment
16 action and held that Article III case or controversy
17 requirement was satisfied where the declaratory judgment
18 plaintiff faced the prospect of an adverse suit, the "prospect"
19 of an adverse suit.
02:30 20 THE COURT: Which is -- where are you reading from?
21 MR. OFFENHARTZ: That's at 128 and also 132, Note 11.
22 So the Supreme Court is telling us, your Honor, that
23 it is the prospect of a suit that gives rise to a case or
24 controversy. And we have the SEC telling us that any
25 shareholder can bring a lawsuit if we do not -- if we fail to

1 include this deficient proposal. And the SEC itself can bring
2 an enforcement action. So we have --
3 THE COURT: I'm looking at Footnote 11. I'm sorry.
4 Go ahead.
5 MR. OFFENHARTZ: So, your Honor, we have the Supreme
6 Court in the MedImmune vs. Genentech case saying --
7 specifically rejecting a reasonable apprehension of suit.
8 That's not the test.
9 THE COURT: Go ahead.
02:31 10 MR. OFFENHARTZ: The test -- the test is -- the test
11 -- "the Article III case or controversy requirement was
12 satisfied where the declaratory judgment plaintiff faced the
13 prospect of an adverse suit."
14 THE COURT: Where do you -- where is that?
15 MR. OFFENHARTZ: I believe that's at, again, 132 and
16 Note 11. And, your Honor, in the Medtronic case, again, the
17 Supreme Court -- this is the Supreme Court in January.
18 THE COURT: Wait, wait.
19 MR. OFFENHARTZ: Certainly, your Honor.
02:31 20 THE COURT: I don't see that in Note 11, the
21 discussion about prospect. Anyway, why don't you go ahead.
22 MR. OFFENHARTZ: Your Honor, in the Medtronic case --
23 THE COURT: What page?
24 MR. OFFENHARTZ: 848. The Court says, and I'm quoting
25 now, "Amicus says that an infringement suit would be unlikely."

1 The Supreme Court says, "But that is not the relevant question.
2 The relevant question concerns the nature of the threatened
3 action in the absence of the declaratory judgment suit." So
4 the fact that the threatened action is unlikely is not the
5 relevant question. That's the Supreme Court.
6 The Supreme Court has made clear in both of these
7 cases that, for there to be standing, there needs to be -- for
8 -- case or controversy requirement is satisfied when there's a
9 prospect of an adverse suit. It is not -- the test is not that
02:33 10 the suit would be unlikely. The test is not whether or not EMC
11 has a reasonable apprehension of suit. That's simply not the
12 test.
13 THE COURT: It says here, "The relevant question
14 concerns the nature of the threatened action in the absence of
15 declaratory judgment suit." I guess at the moment I'm having
16 trouble perceiving any threatened action.
17 MR. OFFENHARTZ: Well, your Honor, right now we have
18 -- if EMC does not have a district court ruling that it may
19 exclude this provision, it is open to action by the SEC, which
02:34 20 has already, as a state actor, sent a letter saying, We
21 disagree with you.
22 THE COURT: They didn't say they disagree with
23 everything you're asking me to decide. You only gave them one
24 of the four grounds. But go ahead. We've been over this. Go
25 ahead.

1 MR. OFFENHARTZ: Your Honor, the other thing about
2 standing that I want to stress is that the cases that my
3 adversary cites are really inapposite. The Clapper case deals
4 with a five-step chain of events that respondents forecast may
5 or may not happen.
6 And in the Already case, the Already, LLC vs. Nike
7 case, the Court noted, "It's absolutely clear that the alleged
8 wrongful behavior could not reasonably be expected to recur."
9 It was two parties who locked themselves up in a resolution.
02:35 10 Here, EMC, a large, publicly traded company, that is
11 well-known in the markets, well-known in the business
12 community, comes to this district court as the final arbiter,
13 as the party with the resources, the means, to address these
14 very real questions that relate to the shareholder meeting that
15 is scheduled for April 30th. And the Supreme Court has taught
16 us that this higher expectation, this likelihood-of-a-lawsuit
17 test, that has been rejected. That is not the test.
18 And the Fifth Circuit and the Express Scripts case
19 also have looked at this issue, and they --
02:36 20 THE COURT: The Fifth Circuit decisions are both
21 unpublished, so they're not precedent even in the Fifth
22 Circuit, right?
23 MR. OFFENHARTZ: They are both unpublished, but I do
24 think that it shows that a court has looked at this issue and
25 has come to a decision.

1 Your Honor, looking again at the MedImmune case, I
2 think -- I just keep coming back to the fact that the Supreme
3 Court has rejected the standard that this court is perhaps
4 suggesting exists. And it is important to keep in mind that
5 under this Supreme Court authority, EMC is left in a position
6 -- it is left with the proverbial Hobson's choice. It is left
7 between the proverbial rock and hard place.
8 When you think of all of the reasons for a declaratory
9 judgment when you have -- by the way, the plaintiffs have
02:37 10 affirmatively raised this issue. This is not something EMC
11 sought out by itself.
12 THE COURT: You mean the defendants?
13 MR. OFFENHARTZ: I'm sorry. You're right. The
14 defendants affirmatively sought out this issue. They put
15 forward a proposal. They are the ones that created this
16 problem. They are the ones that brought EMC into this issue.
17 And EMC is now here -- and we're grateful to be here -- to ask
18 the Court to address the issues. And I think it is significant
19 that the defendants in this action have not put in any
02:38 20 affidavits challenging the facts. They have not put in any
21 arguments challenging our summary judgment arguments.
22 THE COURT: Well, you have -- you have to get over
23 another hurdle before I would get to the merits of the case.
24 So if there was a case or controversy, then I would have to
25 decide whether to exercise my discretion to issue a declaratory

1 judgment. It's different than a case for damages, for example.
2 There has to be an actual controversy. There's some overlap.
3 But that's not the end of the inquiry. I consider the totality
4 of the circumstances and, you know, wonder why, when you didn't
5 present all your arguments to the SEC -- I might want to hear
6 from the SEC on this. They have expertise. You haven't
7 presented it to them. I haven't asked if they want to
8 intervene.
9 As I said, my understanding going back decades, is
02:39 10 that, generally speaking, companies present their arguments to
11 the SEC and ask for a no-action letter and decide what to do.
12 That's why you get paid the big bucks. After you make your
13 decision, if, after the meeting perhaps, the defendants or
14 somebody -- well, the defendants or someone else was
15 disgruntled, there could be a lawsuit, and there would be sort
16 of a deliberate process to educate the judge on the securities
17 law and time for an appeal. But here, the defendants have said
18 they're not going to sue you. They're going to defer to your
19 judgment.
02:39 20 MR. OFFENHARTZ: Well, your Honor, EMC really does
21 find itself in the proverbial between a rock and a hard place
22 because without a ruling from your Court, it -- it is in a very
23 untenable position.
24 THE COURT: Actually, I don't even see why that's
25 true. Why don't you go present -- let's say I find there's no

1 case or controversy other than timing because you want to have
2 your meeting on April 30th, although you have a discretion to
3 have it later. Why couldn't you present all the arguments you
4 presented to me to the SEC? You think they're meritorious.
5 And this expert body, which would quickly know what you're
6 talking about, would give you a no-action letter.
7 MR. OFFENHARTZ: Your Honor, first of all, there's no
8 obligation that we go to the SEC first.
9 THE COURT: No, but there's no obligation for me to
02:40 10 ignore that in deciding how to exercise my discretion if
11 there's an actual case or controversy.
12 MR. OFFENHARTZ: Your Honor, certainly -- and I would
13 be happy to address the discretionary factors.
14 THE COURT: You should do it right now.
15 MR. OFFENHARTZ: Thank you, your Honor. Your Honor,
16 as the Court knows, and as you raised in your first order, a
17 district court does have a degree of discretion in determining
18 a declaratory -- whether or not to entertain a request for a
19 declaratory judgment action. Your Honor, in this case, we
02:41 20 think we meet all of the factors. And, indeed, your Honor,
21 first of all, the sought-after declaration would be of
22 practical assistance in settling the underlying controversy and
23 putting it to rest. And that's citing the Verizon vs. New
24 England case that your Honor pointed out in your order. With a
25 ruling from your Honor that this proposal should be excluded,

1 the issue would be put to rest. We would have clarity.
2 Secondly, your Honor, one of the themes that runs
3 through all of the cases on discretion is alternative forum,
4 parallel state proceedings. In the Wilton case, which your
5 Honor had us look at, there was a state court parallel
6 proceeding and, indeed, the Wilton case made clear that when
7 you have that, there is more discretion.
8 There is no state court parallel proceeding here, nor
9 can there be. The securities laws call for exclusive
02:42 10 jurisdiction over the -- the securities laws provide for the
11 district court to have exclusive jurisdiction over matters such
12 as this. And I'll note, parenthetically, the SEC does not
13 adjudicate, by its own words, these matters. It renders what
14 it describes as informal views. That is not a parallel
15 proceeding. That is advisory. That is not what a court does.
16 That is not what the cases on discretion have reached.
17 The third factor, the cases that your Honor raised,
18 the El Dia case in particular, pointed out a number of things
19 and was very instructive. Among the things that case points
02:43 20 out is: Are there state law issues in the heart of it? In El
21 Dia, I believe it was certain issues about open access in
22 Puerto Rico relating to acts of Parliament or executive orders.
23 We simply don't have that there. This is the
24 securities laws, and it's for a district court. It's for this
25 court to decide and exercise its discretion to reach these very

1 important issues to protect the integrity of the shareholder
2 vote on April 30th.
3 Your Honor, also turning to the El Dia case, there are
4 no constitutional issues at play here. A number of courts have
5 determined and advised and ruled that it is the better practice
6 for a district court to avoid reaching constitutional questions
7 if it does not need to, particularly in the context of a
8 declaratory judgment. That is not at issue here.
9 Your Honor, the next standard for whether or not a
02:44 10 court should exercise declaratory judgment is whether it will
11 be effective in accomplishing its remedial purpose. Your
12 Honor, I don't believe anyone is disputing that were this court
13 -- were this court to rule and exclude this, that EMC's box
14 would be opened.
15 THE COURT: What do you mean "box would be opened"?
16 The decision by me wouldn't protect you against what you're
17 characterizing as a threat of litigation by the SEC or by
18 another shareholder because they're not represented in this
19 action, so they wouldn't be collaterally stopped from
02:45 20 relitigating the issue.
21 MR. OFFENHARTZ: Your Honor, the SEC has indicated
22 that it will -- it views its own rulings and decisions as
23 informal advice. In fact, the SEC has said -- and, again, I'm
24 referring to that July 7, 1976 -- thing -- report, SEC report.
25 "As a result, we do not adjudicate the merits of a management's

1 posture concerning such a proposal."

2 THE COURT: No.

3 MR. OFFENHARTZ: "As a result, the informal advice and

4 suggestions emanating from the staff in this area are not

5 binding."

6 THE COURT: Okay.

7 MR. OFFENHARTZ: But, your Honor --

8 THE COURT: Nor would any decision I rendered today be

9 binding on the SEC or any other shareholder.

02:46 10 MR. OFFENHARTZ: The SEC has indicated that it will

11 not challenge a district court decision on this matter

12 because --

13 THE COURT: That's -- I don't interpret what you just

14 read to say that. But, anyway, it doesn't matter. Keep going.

15 MR. OFFENHARTZ: Thank you, your Honor.

16 THE COURT: You should be coming to the end of this.

17 If I get -- if I want to hear more on the merits, I'll let you

18 know.

19 MR. OFFENHARTZ: Your Honor, the cases -- well, just

02:46 20 -- if I may, an additional point on the SEC. The SEC Division

21 of Corporate Finance, Informal Procedures Regarding Shareholder

22 Proposals, which we do cite, says, and I quote, "Only a court,

23 such as a U.S. District Court, can decide whether a company is

24 obligated to include shareholder proposals and proxy

25 materials." If you rule in our favor, the SEC is not

1 challenging that based on what I just read.
2 And in terms of other shareholders, your Honor, if
3 another -- if -- after your Honor were to rule in EMC's favor,
4 if another shareholder were to challenge EMC, it would be in an
5 infinitely better position than it is now because it would not
6 have included the tainted, deficient proposal that has the risk
7 of really tainting the vote that is to take place about the
8 directors at the shareholder meeting. And wherever they went,
9 EMC would obviously -- EMC, a Massachusetts -- a company
02:47 10 headquartered in Massachusetts, would want to get that case
11 brought to this court, if not this judge.
12 THE COURT: If the case were brought within two years,
13 and EMC was a party, under our local rules, it would be
14 related, and it would come to me.
15 MR. OFFENHARTZ: Then, your Honor, I think that that
16 is a very helpful point in that, if your Honor rules, how does
17 it help EMC and get it out of the box? The SEC has indicated
18 that it is not going to challenge a district court. And if any
19 shareholder were to rule -- were to bring an action against EMC
02:48 20 after your Honor rules that this proposal should be excluded,
21 there is no doubt that EMC would take every method at its
22 disposal to get the case moved to this court.
23 THE COURT: Yeah. But you -- it could be a problem.
24 If I ruled in your favor today based on this sort of expedited
25 procedure, I might change my mind once I studied it more.

1 Anyway, go ahead.

2 MR. OFFENHARTZ: Your Honor, the other issue that I do

3 -- that I do want to raise is, we've also brought a motion for

4 a preliminary injunction. Your Honor indicated tentatively

5 that there is not -- you do not think that we have made that

6 necessary showing. But that does require a showing on the

7 likelihood of success on the merits.

8 THE COURT: But it requires a showing of at least four

9 things. And if you satisfy the four things, it still has to be

02:49 10 equitable to issue the injunction. One of the four things you

11 have to show is an imminent threat of irreparable harm. But

12 the defendants say they're not going to sue you.

13 MR. OFFENHARTZ: Well, your Honor, on our preliminary

14 injunction and in our papers, we stress -- I believe it's the

15 Bender vs. Jordan case and the Tractenberg case both highlight

16 this, that if you have a vote, if you have a shareholder vote,

17 and that vote takes place and is tainted by misleading --

18 false, misleading information, then that constitutes

19 irreparable harm.

02:50 20 THE COURT: Are those cases brought by shareholders

21 who want proposals included?

22 MR. OFFENHARTZ: Your Honor, those were not 14a-8

23 cases, but those were 14a cases, your Honor. We are still

24 dealing with the securities laws. 14a-8 is a subset --

25 THE COURT: What are the two cases you just --

1 MR. OFFENHARTZ: The Bender vs. Jordan case and the
2 Tractenberg case, your Honor.
3 THE COURT: We'll look at those.
4 MR. OFFENHARTZ: Your Honor, it's also -- well-settled
5 might be a bit strong, but there's a strong public policy in
6 favor of enforcing the securities laws. And I think that
7 factors into the factors on declaratory judgment. I think that
8 factors into the equitable aspect of granting the preliminary
9 injunction. And I think that at some level, at a very core
02:51 10 level, if one takes a step back and looks at this from the
11 mantel of the SEC is just an advisory board, the district court
12 is the place where the securities rules of this country are
13 enforced. And we are here today to enforce the securities
14 laws. And we believe we have standing because the Supreme
15 Court has made clear --
16 THE COURT: I understand your standing argument.
17 MR. OFFENHARTZ: Your Honor, but it's also important
18 to keep in mind that the 14a-8 rules, that is a subset of
19 Section 14a.
02:51 20 THE COURT: I understand that, too.
21 Here, you've had 50 minutes. Let me ask the
22 defendants if there's anything important they would like to say
23 before I take a break. I do want to look at some of these
24 cases more closely, and I may have some questions for the
25 defendants after I do that, or I may be ready to rule if my

1 tentative views remain my views.

2 Is there something the defendants would like to say at

3 this point?

4 MR. McRITCHIE: Yes. This is James McRitchie. EMC's

5 counsel has discussed the fact that the SEC will not challenge

6 the district court's decision, but it might be instructive to

7 look at a no-action relief denied to Apple on appeal to the SEC

8 Commission dealing with the same issue of proxy by proxy, one

9 of the issues that EMC raises here. And in that case -- or in

02:52 10 that no-action denial on appeal, Apple brought up Waste

11 Connections and its appeal decision in that case, in a Texas

12 court. And there, the SEC denied no-action relief. While they

13 didn't challenge the district court, they certainly disagreed

14 with the district court in that denial. So that's one factor.

15 Another thing is, as found in the 1987 U.S. case of

16 Hewlett vs. Helms, redress is sought through the court but from

17 the defendants. This is no less true of a declaratory judgment

18 suit than of any other actions. The real value of the judicial

19 pronouncement, what makes it a proper judicial resolution of a

02:53 20 case in controversy rather than an advisory opinion, is in the

21 settling of some dispute which affects the behavior of the

22 defendants or the plaintiff and these -- emphasis -- `which

23 affect the behavior the defendants --

24 (James McRitchie has left the conference.)

25 THE COURT: Well, this is a problem.

1 MR. CHEVEDDEN: This is John Chevedden.
2 THE COURT: He probably got cut off and we'll come
3 back. Is there anything you would like to say, Mr. Chevedden?
4 MR. CHEVEDDEN: I just wanted -- one point about the
5 tainted vote is that that's hard to conceive because the
6 company has an unlimited opportunity in the proxy to rebut, you
7 know, line for line and word for word, you know, the Rule 14a-8
8 proposal.
9 THE COURT: All right. Well, I'm sorry we lost Mr.
02:54 10 McRitchie. I allowed the two of you to appear by telephone
11 because you're representing yourselves and, as I understand it,
12 you're in California.
13 MR. CHEVEDDEN: Yes.
14 THE COURT: This has to go on an expedited basis. By
15 the time I got the request, it probably would have been too
16 late for you to get here anyway. I'm going to take a recess.
17 (James McRitchie has joined the conference.)
18 MR. OFFENHARTZ: Your Honor, may I add --
19 THE COURT: No, you can't, not now.
02:55 20 Mr. McRitchie, you're back. Is there anything
21 important you'd like to add?
22 MR. McRITCHIE: Well, those are two -- well, another
23 thing is this footnote that keeps being referred to by EMC in
24 their reply memorandum in the most recent document from them.
25 Those 14a-8 -- no, 14a cases, none of them, other than

1 TransAmerica, which they've already stated, involve 14a-8. The
2 other ones involve merger and acquisition cases where the
3 company -- the exhibits are -- I don't know. They're
4 fraudulent. I don't know what the legal term was for it, but
5 they basically failed to disclose properly in those documents.
6 THE COURT: I understand that point. I'm going to
7 take a break and may or may not have a decision for you.
8 Something very quick you'd like to say?
9 MR. OFFENHARTZ: Less than 30 seconds, your Honor.
02:56 10 In the MedImmune case, I just wanted to highlight that
11 MedImmune, at 133, the Court makes a distinction about a case,
12 the Willing case, pre- and post-declaratory judgment action.
13 And in the case, the Willing case, which was pre-declaratory
14 judgment action, there was no case or controversy -- this
15 court, the Supreme Court, had held there was no case or
16 controversy because no defendant had wronged the plaintiff or
17 had threatened to do so. The court, in MedImmune vs.
18 Genentech, then went on to say, "Had Willing been decided after
19 the enactment in our upholding of the Declaratory Judgment Act
02:57 20 and had the legal disagreement between the parties been as this
21 one, we are confident a different result would have obtained."
22 MR. McRITCHIE: This is James McRitchie. Could I add
23 one more thing?
24 THE COURT: Yes.
25 MR. McRITCHIE: In reading the cases you referred us

1 to, I was struck by the broad discretion the Court has in
2 granting or declining to grant declaratory action based on
3 public issue. Here, the public interest is in not granting
4 EMC's motion. EMC's motion would have a chilling effect on
5 shareholders considering whether or not to submit a proposal.
6 At least two law firms have already come out touting the courts
7 as an alternative to the SEC's no-action process. And before
8 three years ago, everyone went to the SEC. No one went to the
9 courts.
02:57 10 My wife, basically, you know, is frightened to death
11 about the prospect of EMC getting the court to have us pay for
12 their attorneys. You know, that kind of prospect sends a real
13 chilling message. I'm a small shareholder. I've got $5,000 in
14 EMC. It's not worth it for me to hire a legal team to fight
15 this. That's why I basically gave that irrevocable promise
16 that I'm not going to show up to the meeting. I won't sue
17 them. So --
18 THE COURT: All right. Thank you. I'm going to take
19 a break and let you know when I come back if I'm prepared to
02:58 20 decide the pending motions.
21 MR. CHEVEDDEN: Do we call back, your Honor?
22 THE COURT: No. I'd suggest you stay on the phone.
23 Okay?
24 MR. CHEVEDDEN: Yeah, that's fine.
25 THE COURT: Okay. Court is in recess.

1 (Recess taken at 2:58 p.m.)
2 (The Court entered the courtroom at 3:11 p.m.)
3 THE COURT: Do we still have the defendants on the
4 telephone?
5 MR. CHEVEDDEN: John Chevedden is here.
6 MR. McRITCHIE: Jim McRitchie is here.
7 THE COURT: Okay. The argument today has been very
8 helpful in testing the tentative views I reached reading the
9 parties' submissions, which most recently addressed the
03:14 10 questions I had initially. However, the arguments haven't
11 altered my tentative views. Therefore, for the reasons I'll
12 describe in some detail, I find that plaintiff, EMC
13 Corporation, lacks standing to bring this case. There is not
14 an actual case or controversy within the meaning of Article III
15 of the Constitution. Although that, as a legal matter, could
16 end the inquiry, as I'll explain, I would, even if there was
17 Article III standing, exercise my discretion not to decide this
18 matter on a motion or a request for declaratory judgment. I
19 would also deny the request for a permanent injunction, which,
03:15 20 as a practical matter, any injunction issued today would be
21 because of the timing of this matter.
22 As I said earlier -- well, the transcript will have to
23 be the record of the decision for present purposes at least.
24 I'm sure EMC will order the transcript. If you order the
25 transcript, I will review it to see if any corrections are

1 necessary and correct any misunderstandings the stenographer
2 may have had in, and the transcript will be filed. If this
3 matter is appealed, and, in any event, if I find the time, I
4 may convert it into a more formal memorandum and order, but you
5 will just get a very summary order dismissing the case.
6 As I said, this case was filed on January 30, 2014.
7 And plaintiff, EMC Corporation, or EMC, sued Defendants John
8 Chevedden and James McRitchie, who have offered a shareholder
9 proposal for inclusion with EMC's proxy materials to be
03:16 10 distributed in connection with EMC's annual shareholder meeting
11 on April 30, 2014. EMC claims it is entitled to exclude the
12 shareholder proposal, which, if adopted, would require that EMC
13 have an independent chairman.
14 Before this court, EMC argues that Mr. Chevedden does
15 not satisfy the stock ownership requirements that would permit
16 him to file any shareholder proposal. EMC also contends the
17 proposal contains misleading information in violation of the
18 Securities and Exchange Commission, SEC, proxy rules. EMC
19 requests a declaratory judgment that it may exclude the
03:17 20 proposal or, in the alternative, request an injunction against
21 Chevedden and McRitchie to prevent them from asking that the
22 shareholder proposal be included in the proxy materials. On
23 February 14, 2014, in anticipation of the approaching March 14,
24 2014, deadline or date that EMC says is the deadline to
25 complete its proxy materials for the shareholder meeting, I

1 allowed EMC's motion to expedite this matter.
2 There are now two pending substantive motions, both of
3 which I've heard to some extent argument on today. EMC has
4 filed a motion for summary judgment or, in the alternative, a
5 preliminary injunction. EMC argues that it has a right to
6 exclude the shareholder proposal because of its multiple
7 deficiencies.
8 The defendants have filed a motion for lack of subject
9 matter jurisdiction and for failure to join an indispensable
03:18 10 party. Defendants argue that EMC lacks standing to bring this
11 declaratory judgment action if there is no private cause of
12 action under SEC Rule 14a-8 which pertains to shareholder
13 proposals and that the action should be dismissed because EMC
14 has failed to include the SEC, an allegedly indispensable
15 party. The determination of jurisdiction is the essential
16 issue. If this court lacks subject matter jurisdiction, that
17 is the end of the inquiry. So I will, in some detail, address
18 that matter next.
19 Important to the analysis of the question of whether
03:19 20 there's an actual case or controversy are the undisputed facts
21 that the defendants have each entered into an irrevocable
22 covenant not to sue the plaintiff if their proposal is excluded
23 from the proxy materials and, indeed, have irrevocably promised
24 not to present their proposal at the shareholder meeting.
25 I am allowing the defendants' motion to dismiss

1 because the plaintiff has not borne its burden of demonstrating
2 the existence of a "case or controversy," as required by
3 Article III, to permit a judicial decision on a question such
4 as the question presented here. This is an issue of subject
5 matter jurisdiction. "It is the plaintiff's burden to prove
6 the existence of subject matter jurisdiction," as the First
7 Circuit said in Aversa, 99 F.3d 1200, at 1209.
8 Where a court decides a 12(b)(1) motion on the
9 pleadings, it must "construe the Complaint liberally and treat
03:21 10 all well-pleaded facts as true, according to -- according the
11 plaintiff the benefit of all reasonable inferences," as the
12 First Circuit said in Murphy, 45 F.3d at 522. However, the
13 court is not bound to accept as true a legal conclusion couched
14 as factual, a factual allegation, as the Supreme Court said in
15 Bell Atlantic, 550 U.S. 544, 555.
16 Importantly, for the instant case, "When a motion to
17 dismiss for lack of subject matter jurisdiction under Federal
18 Rule of Civil Procedure 12(b)(1) involves factual questions
19 . . . the court must determine whether the relevant facts,
03:21 20 which would determine the court's jurisdiction, also implicate
21 elements of the plaintiff's cause of action," as the First
22 Circuit wrote in Torres-Negrón, 504 F.3d 151, at 162-163.
23 "[I]f the facts relevant to the jurisdictional inquiry are not
24 intertwined with the merits of the plaintiff's claim . . . the
25 trial court is free to weigh the evidence and satisfy itself as

1 to the existence of its power to hear the case,'" as the First
2 Circuit also said in Torres-Negrón. Here, because the facts
3 relevant to the jurisdictional inquiry are distinct from those
4 relevant to the merits of the plaintiff's claim, the court may
5 and is considering evidence in addition to the allegations.
6 The requirement that a plaintiff have standing
7 emanates from Article III of the Constitution, which grants
8 courts jurisdiction over "cases" and "controversies." As the
9 Supreme Court has explained in Warth, 422 U.S. 490, at 498, "In
03:22 10 its constitutional dimensions, standing imports justiciability
11 whether the plaintiff has made out a case or controversy
12 between himself and the defendant within the meaning of Article
13 III." This is the threshold question in every federal case,
14 determining the power of the court to entertain the suit.
15 This fundamental standing requirement has been applied
16 by the Supreme Court both to actions for declaratory judgment,
17 such as MedImmune, 549 U.S. 118, at 126, Note 8, and actions
18 for injunctive relief, such as City of Los Angeles, 461 U.S.
19 95, at 110.
03:23 20 Furthermore, when a plaintiff requests more than one
21 remedy, it bears the burden to show standing "for each type of
22 relief sought," as the Supreme Court said in Summers, 555, U.S.
23 488, at 493. Although the application of the standing doctrine
24 to injunctive relief is relatively straightforward, its
25 application to actions for declaratory judgment requires or

1 deserves some discussion in light of recent Supreme Court
2 rulings.
3 When courts assess whether a "case or controversy"
4 exists in a declaratory judgment action, they do not always
5 discuss standing. As Professors Wright and Miller explain,
6 however, "Because 28 USC Section 2201 explicitly requires a
7 case of actual controversy, declaratory judgment cases are
8 frequently written in terms that look directly for a case or
9 controversy without pausing to employ more specific categories
03:24 10 of justiciability." That's 13 Federal Practice and Procedure,
11 Section 3529, Note 30.
12 Here, the defendants have framed their argument in
13 terms of standing. I find that is the proper framework for
14 analysis. The Declaratory Judgment Act provides that: "In a
15 case of actual controversy within its jurisdiction . . . any
16 court of the United States, upon filing an appropriate
17 pleading, may declare the rights and other legal relationships
18 of any interested party seeking such a declaration, whether or
19 not further relief is or could be sought. Any such declaration
03:25 20 shall have the force and effect of a final judgment or decree
21 and shall be reviewable as such."
22 The Supreme Court has explained that the phrase "case
23 of actual controversy" in the Act refers to the type of case
24 and controversy -- cases and controversies that are justiciable
25 under Article II of the Constitution. That's MedImmune, 549

1 U.S. at 126.

2 Defining the boundaries of the Declaratory Judgment
3 Act jurisdiction, however, has proven challenging. In its most
4 recent in-depth treatment of justiciability of cases brought
5 under the Declaratory Judgment Act, the Supreme Court wrote in
6 MedImmune, at 127, "[Our cases] do not draw the brightest of
7 lines between those declaratory-judgment actions that satisfy
8 the case-or-controversy requirement and those that do not. Our
9 decisions have required that the dispute be definite and
03:26 10 concrete, touching the legal relations of the parties having
11 adverse legal interests; and that it be real and substantial
12 and admit of specific relief through a decree of a conclusive
13 character, as distinguished from an opinion as to advising what
14 the law would be upon a hypothetical state of facts."

15 In Maryland Casualty, 312 U.S. 270, at 273, the
16 Supreme Court wrote in MedImmune, "We summarize as follows:
17 Basically, the question in each case is whether the facts
18 alleged, under all the circumstances, show that there is a
19 substantial controversy, between the parties having adverse
03:27 20 legal interests, of sufficient immediacy and reality to warrant
21 the issuance of a declaratory judgment."

22 The court in MedImmune explained that traditional
23 justiciability doctrines, excluding standing and ripeness, can
24 still operate in the case or controversy analysis in the realm
25 of declaratory judgments. That's addressed in MedImmune at

1 126, Note 8. While MedImmune clarified that a declaratory
2 judgment might be possible when the party seeking declaratory
3 relief is himself preventing the complained of injury from
4 occurring, such relief is permissible only when, in the absence
5 of the plaintiff's prophylactic actions, there would be a real
6 risk of enforcement by the defendant. That's what was said in
7 MedImmune, at 134. Although I recognize a real risk of
8 enforcement by somebody other than the defendant might, in
9 certain circumstances, also be sufficient to justify a court
03:28 10 deciding a declaratory action, that is, might create an actual
11 case or controversy, as discussed in MedImmune.
12 Essentially, MedImmune instructs courts to decide
13 whether there would be an imminent redressable injury in fact
14 if the declaratory judgment plaintiff refused to accede to the
15 defendant's demand. I was just earlier quoting from MedImmune,
16 at 126, Note 8, and also 134.
17 With regard to the constitutional requirements for
18 standing, the plaintiff must demonstrate: 1), injury in fact;
19 2), causation; and 3), redressability, as the Supreme Court
03:29 20 explained in Lujan, 504 U.S. 555, at 560-561. In this case,
21 the first and third requirements are the most important. An
22 injury in fact is the invasion of a legally protected interest,
23 which is (a) concrete and particularized and, (b), actual or
24 imminent, not conjectural or hypothetical. The Supreme Court
25 -- as Lujan said, 504 U.S., at 560.

1 The Supreme Court has repeatedly reiterated that the
2 threatened injury must be certainly impending to constitute
3 injury in fact and that allegations of possible future injury
4 are not sufficient. The Supreme Court said that in Clapper,
5 133 Supreme Court 1138, at 1147, just last year, in 2013.
6 The redressability requirement is met only where there
7 is a "likelihood that the requested relief will redress the
8 alleged injury," as the Supreme Court said in Steel, 523 U.S.
9 83, at 103. When redress of a plaintiff's claims "'depends on
03:31 10 the unfettered choices made by independent actors not before
11 the courts, and whose exercise of broad and legitimate
12 discretion the courts cannot presume either to control or
13 predict' . . . it becomes the burden of the plaintiff to adduce
14 facts showing that those choices have been or will be made in
15 such a manner as to produce causation and permit redressability
16 of injury." The Supreme Court explained that in Lujan 504
17 U.S., at 562.
18 Because the plaintiff, EMC here, is the party seeking
19 to invoke federal jurisdiction, it bears the burden of
03:31 20 establishing the elements of standing. EMC must support each
21 of the elements of standing in a way -- in the same way --
22 well, let me take a step back. It's Lujan that tells us that
23 the burden of proof -- of proving standing is on the plaintiff.
24 That's at 561. EMC must support each of the elements of
25 standing "in the same way as any other matter on which

1 plaintiff bears the burden of proof, i.e., with the manner and
2 degree of evidence required at the successive stages of the
3 litigation," again, Lujan, at 561.
4 "At the pleading stage, general factual allegations of
5 injury resulting from the defendants' conduct may suffice. For
6 a motion to dismiss, we presume the general allegations embrace
7 those specific facts that are necessary to support the claim."
8 However, as I explained earlier, "If the facts relevant to the
9 jurisdictional inquiry are not intertwined with the merits of
03:33 10 the plaintiff's claim, the trial court is free to weigh the
11 evidence and satisfy itself, as to the existence of its power
12 to hear the [claim]." That's Torres-Negrón again, 504 F.3d, at
13 163. Here, as I said, the existence of a controversy -- facts
14 relating to whether a controversy exists are distinct from the
15 underlying merits of the controversy or the claim. Therefore,
16 the court has considered the evidence submitted by the parties.
17 In this case, the defendants argue that EMC lacks
18 standing because it has not satisfied the Lujan requirements.
19 I find that this contention is correct. EMC has not
03:33 20 demonstrated that there will be an "imminent injury in fact" in
21 the absence of a declaratory judgment or injunction or that a
22 declaratory judgment would actually redress any injury in fact
23 that might occur. Therefore, EMC lacks standing to pursue this
24 matter, and the motion to dismiss is meritorious.
25 First, EMC has not carried its burden of demonstrating

1 that, if it decided to exclude the defendants' proposal from
2 its proxy materials, it would face an imminent injury in fact
3 attributable to defendants. If the defendants, as I said
4 earlier, have provided a "irrevocable promise" that they will
5 not file suit against EMC if their proposal is excluded from
6 the proxy statement, indeed, they have promised that they would
7 not raise the proposal at EMC's annual meeting.
8 As the Supreme Court has recently recognized, a
9 comprehensive covenant not to sue can moot a request for
03:34 10 declaratory relief, as was the case in Already, LLC, 133
11 Supreme Court 721, at 733, a decision issued last year. That
12 conclusion is similar to the conclusion I reached in In Re:
13 Columbia University Patent Litigation, 343 F. Supp. 2d 35.
14 There, at Page 43, I determined that a patentee's covenant not
15 to sue eliminated the Article III controversy between the
16 litigants.
17 Although one court applying MedImmune concluded that
18 the defendants' direct and unequivocal statement that it had
19 absolutely no plan whatsoever to sue did not moot the actual
03:35 20 controversy between the litigants, that decision, SanDisk, 480
21 F.3d 1372, at 1382, found that conclusion because the defendant
22 had nevertheless "engaged in a course of conduct that showed a
23 preparedness and willingness to enforce its rights." In
24 essence, the Federal Circuit found that the declaratory
25 judgment defendant was using extrajudicial means to scare

1 parties like the plaintiff into paying it to avoid litigation.
2 Moreover, in that case, the defendant merely said that
3 it had "no plan" to sue, but it did not expressly renounce its
4 right to sue as the defendants have done here. The Federal
5 Circuit in Benitec, 495 F.3d 1340, at 1347-48, noted the
6 critical distinction between the defendant's statement that it
7 did not intend to sue and a statement, such as that here, that
8 it would not sue. Here, where the defendants have "irrevocably
9 promised" not to sue, no justiciable case or controversy exists
03:37 10 between the litigants.
11 EMC argues that even if there is little or no risk of
12 a suit from the defendants, there is still a substantial risk
13 that the SEC or other shareholders would bring an action if the
14 proposal is excluded. In support of this argument, EMC cites
15 the Fifth Circuit, which adopted this argument in its
16 unpublished opinions in two successful declaratory judgments
17 against Mr. Chevedden, one of the defendants here. Those are
18 Waste Connections vs. Chevedden, a February 13, 2014,
19 unpublished decision; KRB vs. Chevedden, 478 Fed. Appx. 213, a
03:38 20 2012 Fifth Circuit decision. Although the Fifth Circuit
21 credited the defendants' promise not to sue, it, nevertheless,
22 concluded that a "case or controversy" existed because the
23 plaintiffs had explained to the district court that the
24 exclusion of the defendants' proposal could lead directly to an
25 SEC enforcement action or liability from other shareholders.

1 That is found in Waste Connections, 2014 WL 554566, at 2.
2 However, I find the Fifth Circuit's reasoning to be
3 unpersuasive at least on the record of this case. The Fifth
4 Circuit cases, among other things, do not recognize that a
5 declaratory judgment stating that shareholder proposal could be
6 excluded would not, as a matter of law, actually redress the
7 plaintiff's alleged harm or risk.
8 The plaintiff, EMC, has submitted no evidence to
9 support the contention that there is a substantial risk of an
03:39 10 enforcement action by the SEC or any other shareholder.
11 Indeed, I'd go further. They haven't provided evidence that
12 there's any real risk at all. In the absence of such evidence,
13 this court has no basis to conclude that EMC has established an
14 "imminent injury in fact" that would result from its exclusion
15 of the defendants' proposal.
16 The defendants argue that enforcement by the SEC or
17 any other shareholders is quite unlikely. The defendants
18 assert in their memorandum that the SEC has brought a suit
19 under the pertinent rule, Rule 14a-8, only once in the 72-year
03:40 20 history of 14a-8 and its predecessor rule and claim that, to
21 their knowledge, there have been no enforcement suits brought
22 by third-party shareholders under Rule 14a-8. This information
23 is not in an affidavit and, therefore, is not evidence on which
24 the Court now relies. However, these statements have not been
25 rebutted by any evidence offered by EMC, which bears the burden

1 of proof.

2 EMC has provided as evidence the complaints filed --
3 well, actually, has provided not as evidence but as argument in
4 its reply brief, that the SEC, in three enforcement actions --
5 EMC has, in its reply memorandum, Page 6, Note 3, argued that
6 the SEC has brought three enforcement actions for alleged
7 violations of Section 14a and related rules, although not Rule
8 14a-8. And, indeed, there actually, I think, is evidence of
9 that in the Roffman declaration, Exhibits 7, 8, and 9.
03:42 10 However, none of those cases involved alleged violations of
11 Rule 14a-8, as I said. Rather, in those cases, the SEC brought
12 suit because of the defendant corporation's own allegedly
13 misleading statements in their proxy materials in violation of
14 Rule 14a-9, not because the corporation excluded shareholder
15 proposals in alleged violation of Rule 14a-8.

16 Even if there were evidence that indicated a risk, a
17 genuine risk, of an enforcement action by the SEC or other
18 shareholders, declaratory judgment issued by this court would
19 not bar such suits because those parties would not be
03:43 20 collaterally estopped by such a declaration. Due process
21 requires that for collateral estoppel to operate the party
22 against whom the prior judgment is asserted must have had a
23 "full and fair opportunity" to litigate its claim in the
24 earlier action, as the Supreme Court wrote in Parklane, 439
25 U.S. 322, at 328. Here, however, neither the SEC or the other

1 shareholders have had an opportunity to participate in this
2 case, directly or indirectly; and, therefore, they would not be
3 bound by any decision of this court.
4 This fact relates to the other major standing
5 requirement implicated in this case: redressability. Even a
6 favorable decision for the plaintiffs in this case would not
7 redress any alleged imminent injury of a potential enforcement
8 suit by the SEC or another shareholder since the potential
9 parties capable of bringing such a suit would not be bound by
03:44 10 this court's decision. As the Supreme Court noted in Lujan, no
11 redressability existed in that case because "resolution by the
12 district court would not have remedied [the plaintiff's]
13 alleged injury anyway because it would not have been binding
14 upon the [relevant government] agencies. They were not parties
15 to the suit, and there is no reason they should be obliged to
16 honor an incidental legal determination the suit produced," the
17 court said at 504 U.S., at 569.
18 EMC argues that the SEC would, nevertheless, feel
19 bound by a declaratory judgment issued by this court and would
03:45 20 not bring an independent enforcement action. EMC contends that
21 the SEC has stated in one of its publications that "only a
22 court, such as a U.S. District Court, can decide whether a
23 company is obligated to include shareholder proposal in its
24 proxy materials." And the SEC "does not and cannot adjudicate
25 the merits of a company's position with respect to the

1 proposal." That's an SEC Division of Corporate Finance,
2 Informal Procedures Regarding Shareholder Proposals publication
3 of November 2, 2011.
4 This statement, however, is made in the context of the
5 SEC's explanation that individual shareholders may file suit to
6 have their proposals included notwithstanding a no-action
7 letter from the SEC. The SEC was addressing a situation that
8 was analogous to that which I addressed in 1988, in Gillette
9 vs. RB Partners, 693 F. Supp. 1266, at 1287-88. That's a case
03:46 10 where the SEC issued no-action letters after the proxy contest
11 litigation was begun, and there were proceedings to, in a more
12 deliberate and adversarial fashion, decide whether the proxy
13 rules had, indeed, been violated.
14 So, essentially, for those reasons, I find there's no
15 case or controversy, no standing and no case or controversy. I
16 note, however, that if there were a case or controversy, I
17 would exercise my discretion under the Declaratory Judgment Act
18 not to issue a declaratory judgment at this case, at this time.
19 In Wilton 515 U.S. 277, at 287, the Supreme Court
03:47 20 wrote, "By the Declaratory Judgment Act, Congress sought to
21 place a remedial arrow in the district court's quiver. It
22 created an opportunity rather than a duty to grant a new form
23 of relief to qualifying litigants. Consistent with the
24 non-obligatory nature of the remedy, the district court is
25 authorized, in the sound exercise of its discretion, to stay or

1 to dismiss an action seeking a declaratory judgment before
2 trial or after all arguments have drawn to a close. In the
3 declaratory judgment context, the normal principle that federal
4 courts should adjudicate claims within their jurisdiction
5 yields to considerations of practicality and wise judicial
6 administration."
7 In this case, a declaratory judgment by this court
8 would be an advisory opinion without relieving EMC of any
9 uncertainty or insecurity about being sued by the defendants if
03:48 10 EMC excludes their proposal. As I noted earlier, the
11 defendants have given an irrevocable promise in writing not to
12 present their proposal at the annual meeting if EMC excludes it
13 from the proxy materials or to sue if it's excluded.
14 In addition, EMC has not demonstrated the existence of
15 any threat that the SEC or anyone else will sue if the proposal
16 is excluded.
17 In addition, I've considered that I have not received
18 any briefing or assistance from the -- well, any direct
19 assistance from the expert SEC which has declined to grant a
03:49 20 no-action letter. Ideally, I would want to offer the SEC an
21 opportunity to be heard before deciding the -- before deciding
22 whether to issue the declaratory judgment EMC requests. Given
23 what EMC asserts is the short time frame is not time to provide
24 or solicit the participation of the SEC, and the SEC has not
25 attempted to intervene in this action.

1 In my view, dealing with this matter on declaratory
2 judgment on an expedited basis, when, as here, EMC has not
3 presented all of its arguments to the SEC first, would be
4 essentially reversing the statutory scheme and not be in the
5 interests of the administration of justice. As I've understood
6 them, at least since I decided the Gillette case in 1998,
7 Congress, in the present, have established a scheme by which
8 companies like EMC can present their proxy materials to the
9 SEC. The SEC, necessarily somewhat quickly and informally,
03:51 10 will provide advice and in appropriate cases issue no-action
11 letters. And if it turns out that a shareholder is
12 sufficiently disappointed with the SEC's advice, no-action
13 letter, it can bring a suit in federal court either to enjoin a
14 meeting or, as happened in Gillette, the parties, after the
15 contest, after the annual meeting, can litigate, and the court
16 can make a properly informed decision. Issuing a declaratory
17 judgment would reverse this process without good cause.
18 As I noted, as was confirmed by counsel for EMC today,
19 EMC did not provide all the arguments for excluding the
03:52 20 proposals that it's presented to me to the SEC. More
21 specifically, on December 20, 2013, EMC's senior corporate
22 counsel, Rachel Lee, sent a letter to the SEC's Division of
23 Corporate Finance, to inform the Division of EMC's intent to
24 omit the proposal from its proxy materials. Reiterating the
25 company's contention that Mr. Chevedden and Mr. McRitchie had

1 violated proxy rules by failing to provide a copy of the GMI
2 ratings report referenced in the proposal, EMC stated, "We
3 believe that the proposal may properly be excluded from the
4 2014 proxy materials pursuant to Rule 14a-8(i)(3) because the
5 supporting statement contained unsubstantiated and misleading
6 references to nonpublic materials that the proponent has not
7 made available to the company for evaluation." That's Exhibit
8 C, at Page 4, to the complaint.
9 The letter did not mention any other potential ground
03:53 10 for exclusion of the proposal, though EMC did attach its prior
11 correspondence with Mr. Chevedden and Mr. McRitchie which
12 included stated concerns about their satisfaction of the
13 ownership requirements, essentially the issue that Mr.
14 Chevedden does not evidently own any EMC stock.
15 On January 16, 2014, the SEC Division of Corporate
16 Finance declined EMC's request for a no-action letter. In its
17 letter to EMC, the SEC stated that "the proposal request that
18 the board adopt a policy and amend other governing documents is
19 necessary to reflect that policy to require that the chair of
03:54 20 the board of directors be an independent member of the board.
21 We are unable to concur, in your view, that EMC may exclude the
22 proposal or portions of the supporting statement under
23 14a-8(i)(3).
24 "We are unable to conclude that you have demonstrated
25 objectively that the proposal or portions of the supporting

1 statements you reference are material -- materially false or
2 misleading. Accordingly, we do not believe that EMC may omit
3 the proposal or portions of the supporting statement from its
4 proxy materials in reliance on Rule 14a-8(i)(3)." That's
5 Exhibit D to the complaint, at Page 3.
6 As I said earlier, two weeks later, on January 30,
7 2014, EMC filed the instant suit in this court requesting a
8 declaratory judgment that it may exclude the proposal or, in
9 the alternative, a preliminary and permanent injunction to
03:55 10 prevent the defendants from continuing to seek the inclusion of
11 the proposal in the proxy materials.
12 I conclude that issuing a declaratory judgment on an
13 expedited basis, without the advice of the SEC, without more
14 time, and to compensate for the fact that the adversary process
15 is not working well here because the defendants are not
16 represented; and, as Mr. McRitchie said, it would be too
17 expensive to be represented, would run the risk of a decision
18 that's not well-informed and properly considered.
19 In addition, it would abet what I regard as an
03:56 20 inappropriate practice of depriving the SEC of the opportunity
21 to perform its proper role of considering all the grounds that
22 in this case have been argued to me and giving informed advice.
23 I also have in mind Mr. McRitchie's last argument,
24 that permitting -- or where there's a legitimate discretion or
25 abetting an end run around the SEC deprives shareholder of a

1 relatively inexpensive opportunity to get claims disputes
2 resolved in their favor and by forcing them into court keeps
3 them from really, as a practical matter, having an appropriate
4 opportunity to have their positions evaluated on an informed
5 basis as the SEC's in a better position to do quickly and
6 relatively inexpensively.
7 Finally, in the interests of completeness, I'd say
8 that the standing analysis also bears on the alternative
9 relief. Plaintiff requests a preliminary and permanent
03:58 10 injunction. As the Supreme Court has explained, "a plaintiff
11 seeking a permanent injunction must satisfy a four-factor test
12 before a court may grant such relief. A plaintiff must
13 demonstrate: 1) that it has suffered an irreparable injury; 2)
14 that remedies available at law, such as monetary damages, are
15 inadequate to compensate for that injury; 3) that considering
16 the balance of hardships between plaintiff and defendant are
17 remedied in equity is warranted; and 4) that the public
18 interest would not be disserved by a permanent injunction."
19 I'd say, as I understand it -- well, that's a permanent
03:58 20 injunction.
21 The Supreme Court has indicated that the injury in
22 fact -- well, and I was just quoting from eBay, Inc., 547 U.S.
23 388, at 391.
24 The Supreme Court has indicated that the injury in
25 fact prong of the standing requirement is related to the

1 irreparable injury requirement for an injunction. It did that
2 in Lyons, 461 U.S., at 111. There, the Supreme Court said,
3 "The equitable remedy is unavailable absent a showing of
4 irreparable injury, a requirement that cannot be met where
5 there's no showing of any real or immediate threat that the
6 plaintiff will be wronged again, the likelihood of substantial
7 and immediate irreparable injury." As the D.C. Circuit has
8 explained, "To show irreparable harm, a plaintiff must do more
9 than merely allege harm sufficient to establish standing."
03:59 10 That's In Re: Navy Chaplaincy, 534 F.3d, 756, at 766.
11 Accordingly, the absence of an "injury in fact" for standing
12 purposes necessarily means that one of the essential prongs of
13 the test for permanent injunction has not been satisfied.
14 The particular and somewhat unusual posture of this
15 case indicates that the plaintiff would suffer no "irreparable
16 injury" if defendants are not enjoined from continuing to offer
17 their proposal. Even if the defendants do not withdraw the
18 proposal, the plaintiff, EMC, is free to exclude it. If, as
19 the plaintiff contends, it has a valid reason to do so, then
04:00 20 any "injury" suffered as a result of that exclusion would be
21 temporary or nonexistent. And, significantly, again, the
22 defendants have pledged not to pursue any action against the
23 plaintiff for excluding their proposal. It is the plaintiff's
24 position that any enforcement action against it by the SEC or a
25 third party would be unmeritorious.

1 Injunctive relief and, in particular, the concept of
2 irreparable harm is more likely in the context of the mirror
3 image of this suit in which a shareholder seeks to enjoin the
4 corporation from excluding the proposal, as was the case in New
5 York City Employers Retirement System, 795 F. Supp. 95, and
6 Amalgamated Clothing, 821 F. Supp. 877. In such situations,
7 courts have acknowledged that a shareholder's inability to
8 present its proposal to other shareholders for another year
9 might constitute irreparable harm. However, here, EMC would
04:02 10 suffer no irreparable harm as a result of the defendants'
11 actions.
12 So, in conclusion, the plaintiff has not demonstrated
13 that it would suffer an imminent injury in fact if it excluded
14 the defendants' proposal; and, more broadly, the plaintiff has
15 not demonstrated there is any case or controversy between the
16 litigants that would allow this court to exercise its power
17 under Article III of the Constitution.
18 So, once again, in conclusion, I find that EMC lacks
19 standing because it hasn't shown there's an actual case or
04:02 20 controversy within the meaning of Article III of the
21 Constitution.
22 In addition, although it's not necessary to go
23 further, in the interests of completeness, I've explained that
24 EMC has also not shown that it would be appropriate for me to
25 exercise my discretion and issue a declaratory judgment if it

1 did have standing.
2 And, finally, even if there was an actual case or
3 controversy, there wouldn't be a proper basis for issuing a
4 permanent injunction, which any injunction issued today would,
5 as a practical matter, be.
6 As I said, the transcript will be the record of the
7 decision. I may convert it into a more formal memorandum and
8 order. But what I will issue today is a very short order
9 allowing the motion to dismiss and dismissing the case. The
04:03 10 Court will be in recess.
11 MR. OFFENHARTZ: Your Honor, may I make one request,
12 please? Your Honor, we -- EMC seeks a preliminary injunction
13 pending an expedited appeal based --
14 THE COURT: You can file whatever you want, but I'll
15 tell you the following: In order to get such relief, I think
16 you're going -- you'll have to file that under the proper
17 standards. And when it's filed, and I get a response, I'll
18 deal with it. But you have to make certain showings to get a
19 stay pending appeal or to get an injunction pending appeal, and
04:04 20 you're going to have to make written submissions that address
21 those standards.
22 MR. OFFENHARTZ: Your Honor, my understanding is that,
23 in order to take this up to the First Circuit, it is
24 appropriate to ask your Honor at this juncture --
25 THE COURT: You have to ask it, but -- but I'm

1 ordering you to ask it in a written motion, supported by a
2 memorandum that addresses the requirements for, in effect, a
3 stay pending appeal. But I'm not going to -- unless you tell
4 me that you're going -- I think you would probably -- you're
5 going to have to make that submission. But you're seeking -- I
6 don't even understand at the moment what my order would be. So
7 you're going to have to put it in writing, support it with a
8 memorandum. The defendants will respond to it and I'll decide.
9 But if what you're asking me for is to order pending appeal
04:05 10 that you don't have to include the proposal in your materials,
11 that would be granting you the preliminary injunction that I
12 just denied you.
13 MR. OFFENHARTZ: Your Honor, I fully understand that
14 this is a necessary, if -- a necessary but perhaps repetitive
15 or seemingly futile request. I recognize I am asking you to
16 grant the very relief you just said no to. I'm simply asking
17 you, and if your Honor denies that request, we will go on our
18 way.
19 THE COURT: I'm denying it now. I don't have it
04:06 20 properly in front of me. I just admitted you pro hac vice.
21 Local Rule 7.1 requires motions be made in writing, be
22 supported by affidavits and memoranda addressing matters of --
23 issues of law, citing cases. There are standards for getting a
24 stay pending appeal, but it's not immediately obvious to me how
25 they apply here. When you file your motion and your

1 memorandum, I'll consider what you submit. But such stays are
2 not automatic. Here, in effect, you're seeking a mandatory
3 injunction that I just denied.
4 So, you know, you've got four lawyers sitting here.
5 Maybe the folks back there are with you, too. You know, you
6 filed this case two months ago. I've given it very high
7 priority despite all the competing matters that I have. But I
8 don't have a motion in front of me. I don't have a memorandum
9 in front of me. I'm not granting or denying your oral motion.
04:07 10 I'm telling you that, if this remains an urgent matter, some of
11 you will have to begin working on it today. And when you file
12 something and I get a response or have opportunity to deal with
13 it, I'll deal with it.
14 And your answers to my questions earlier suggest to me
15 that some of this urgency may be artificial in the sense that,
16 if it's very important to EMC, you know, to litigate this to an
17 informed conclusion, you might want to move your annual
18 meeting. I don't know that there's any legal impediment to
19 that.
04:08 20 But all I'm saying now -- we've been here more than
21 two hours, and I've given you a thoughtful decision, which is
22 the best I can do given the limited time. The briefing in this
23 case was not complete until about three days ago -- that there
24 are distinct standards for getting a stay pending appeal. And
25 you're looking for an injunction pending appeal. Brief it.

1 Use the law in the First Circuit. That's where you are now.
2 And when I get it, consistent with my other obligations and
3 consistent with getting the transcript, which I'm sure you'll
4 order, I'll decide it.
5 Court is in recess.
6 (Whereupon, at 4:09 p.m. the hearing concluded.)
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1 C E R T I F I C A T E
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4 I certify that the foregoing is a correct transcript
5 of the record of proceedings in the above-entitled matter to
6 the best of my skill and ability.
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12 /s/Cheryl Dahlstrom 03/11/2014
13 Cheryl Dahlstrom, RMR, CRR Dated
14 Official Court Reporter
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Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

March 12, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. Shareholder Proposal from John Chevedden**

Ladies and Gentlemen:

Omnicom Group Inc., a New York corporation (the "***Company***"), hereby amends and supersedes its letter of January 20, 2014 (the "***Original Letter***") to the Division of Corporation Finance (the "***Staff***") in which the Company stated its reasons for excluding from its proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "***Proxy Materials***") a shareholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden ("***Chevedden***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(i)(3), as the Proposal violates the proxy rules, including Rule 14a-9, because it is impermissibly vague and indefinite. As discussed below, the Company notes that on March 4, 2014, the Staff recently determined that nearly identical proposals submitted to Intel Corporation, Verizon Communications Inc. and Newell Rubbermaid Inc., two of which were from Chevedden, could be excluded pursuant to Rule 14a-8(i)(3) because those proposals were vague and indefinite, noting that those proposals did not sufficiently explain when the requested bylaw or policy would apply. *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014) (together, the "***No-Action Letters***").

In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) Chevedden's letter submitting the Proposal. By copy of this letter, we are advising Chevedden of the Company's amended reasons for excluding the Proposal.

NY\6190681.5 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

The Company intends to file its definitive proxy statement with the Commission on or about April 10, 2014. The Company believes that it has complied with the requirements of Rule 14a-8(j) by submitting the Original Letter on January 20, 2014, which was not less than 80 days before the Company intends to file its definitive Proxy Statement with the Commission. However, in the alternative, if the Staff believes that the Company has not complied with the requirements of Rule 14a-8(j) because this letter is being sent to the Staff fewer than 80 calendar days before such date, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

The Company notes that on January 21, 2014, it filed a lawsuit against Chevedden in the United States District Court for the Southern District of New York seeking a declaratory judgment that it could exclude the Proposal from the Proxy Materials on the grounds cited in the Original Letter. On February 20, 2014, Chevedden delivered a letter (attached hereto as Exhibit B, the "***Chevedden Letter***") to the Company's counsel in which he "irrevocably" promised "not to sue" the Company if it excluded the Proposal from the Proxy Materials. On March 11, 2014, citing the Chevedden Letter, the court dismissed the lawsuit on the grounds that there was no case or controversy, writing that the Company "does not face suit from Mr. Chevedden if it excludes his proposal, and the possibility of SEC investigation or action is remote." Nevertheless, because Chevedden has refused to withdraw the Proposal, the Company is hereby submitting this request.

I. The Proposal.

On December 5, 2013, Chevedden sent an email to the Company. Attached to that email was a letter dated December 5, 2013, addressed to the chairman of the Company's Board of Directors (the "***Board***"), and enclosing the Proposal, entitled "[OMC: Rule 14a-8 Proposal, December 5, 2013], 4* - Confidential Voting". The Proposal and its supporting statement provide in part as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

NY\6190681.5

The December 5, 2013 letter, attaching the Proposal and supporting statement, is included in Exhibit A.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and its supporting statement are impermissibly vague and indefinite.

Rule 14a-8(i)(3) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." Rule 14a-9 specifically provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

The Staff has explained that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), Item B.4.

Here, the Proposal is impermissibly vague and indefinite so as to be inherently misleading because, among other things, the Proposal is internally inconsistent and does not sufficiently explain when the requested policy would apply. As the Staff noted in the No-Action Letters, the Proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes."

In particular, the first paragraph of the Proposal indicates that the "enhanced confidential voting requirement should apply to . . . management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added), using the phrase "for other purposes" as a catch-all to attempt to describe all the situations in which the Proposal *will* apply. Meanwhile, the second paragraph of the Proposal states, "[n]or shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added), using the substantially similar language, "for other proper purposes," as a catch-all to attempt to describe all the situations in which the Proposal will *not* apply.

In neither case does the Proposal clarify the meaning of "other purposes," or give any guidance as to what "other purposes" the particular paragraph refers. Because of this, these two paragraphs, which are functionally opposite and ought to be mutually exclusive, conflict. The first paragraph brings within the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes, while the second paragraph removes from the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes. This creates an internal inconsistency that is not resolved elsewhere in the Proposal, making it impossible to determine which matters are intended to be covered by the Proposal and which matters are intended *not* to be covered by the Proposal.

As noted above, the Staff has recently concurred in the exclusion of shareholder proposals that are, with respect to all relevant language, identical to the Proposal, concluding that "the proposal does not sufficiently explain when the requested [bylaw/policy] would apply." *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014). The Staff specifically "note[s] that the proposal provides that preliminary voting results would not be available for solicitations made for 'other purposes,' but that they would be available for solicitations made for 'other proper purposes.'" *Id.* The Company believes, for this reason, that it may properly exclude the Proposal from the Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).

III. Request for Waiver under Rule 14a-8(j)(1).

The Company believes it has complied with the requirements of Rule 14a-8(j)(1) by delivering the Original Letter on January 14, 2014, which was not less than 80 days before the Company intends to file its definitive Proxy Statement with the Commission. If the Staff does not agree, in the alternative, the Company hereby requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause.

Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. The No-Action Letters were posted to the Commission's website on March 7, 2014, which is less than 80 days before the Company intends to file its definitive proxy statement. The No-Action Letters clarify that the Staff concurs with the Company's view that the Proposal is vague and indefinite because it does not sufficiently explain when the requested bylaw/policy would, and when it would not, apply. *Intel Corporation* (avail. Mar. 4, 2014); *Verizon Communications Inc.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014).

Based on the timing of the posting of the No-Action Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the No-Action Letters, to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that Chevedden copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Sincerely,



Michael J. O'Brien
Senior Vice President, General Counsel and Secretary

Enclosure

cc: Jeff Hammel, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
John Chevedden

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce Crawford
Chairman of the Board
Omnicom Group Inc. (OMC)
437 Madison Ave.
New York, NY 10022

Rule 14a-8 Proposal

Dear Mr. Crawford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 5, 2013
Date

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>
Michael J. O'Brien <IR@OmnicomGroup.com>
Corporate Secretary
PH: 212 415-3600
FX: 212 415-3530
Eric Cleary <eric.cleary@omnicomgroup.com>

[OMC: Rule 14a-8 Proposal, December 5, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our board of directors which it rated F. Seven of our directors had 16 to 27-years long-tenure. Long tenure has a reverse relationship with director independence. Long-tenured directors included: Gary Roubos (age 76), John Murphy (age 79), John Purcell (age 81) and our Chairman Bruce Crawford (age 84). Alan Batkin was negatively flagged by GMI due to his director duties at Overseas Shipholding Group when it filed for bankruptcy. Plus Leonard Coleman was potentially over-burdened with director duties at 4 companies. Our board had not formally taken responsibility in overseeing our company's social impacts.

In regard to executive pay there was $35 million for John Wren. Plus Omnicom could give long-term incentive pay to Mr. Wren for below-median performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 20, 2014

Mr. Jeff Hammel
Latham & Watkins
885 Third Avenue
New York, NY 10022-4834

Dear Mr. Hammel,

I irrevocably promise not to sue Omnicom Group Inc. (OMC) if OMC does not include my 2014 rule 14a-8 proposal (Confidential Voting) in its 2014 annual meeting proxy statement.

Sincerely,



John Chevedden

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

January 20, 2014

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Omnicom Group Inc. Shareholder Proposal from John Chevedden**

Ladies and Gentlemen:

Omnicom Group Inc. (the "***Company***") hereby files with the Securities and Exchange Commission (the "***SEC***") the Company's reasons for excluding from its proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "***Proxy Materials***") a shareholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden ("***Chevedden***").

The Company plans to file its definitive proxy statement with the SEC on or about April 10, 2014. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement. A copy of this letter and its attachments is being e-mailed on this date to Mr. Chevedden.

This is not a request for a no-action letter. The Company is contemporaneously initiating a lawsuit in the U.S. District Court for the Southern District of New York seeking a judicial declaration that the Company does not have to include the Proposal in its Proxy Materials.

We have concluded that the Proposal may be properly omitted from the Proxy Materials on the following grounds:

- Rule 14a-8(i)(2) permits the exclusion of proposals that would, if implemented, cause the Company to violate any state, federal or foreign law to which it is subject;
- Rule 14a-8(i)(3) permits the exclusion of proposals that violate the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials; and
- Rule 14a-8(i)(7) permits the exclusion of proposals that deal with a matter relating to the Company's ordinary business operations.

NY\6151607.4 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

BACKGROUND

On December 5, 2013, Chevedden sent an email to the Company. Attached to that email was a letter dated December 5, 2013, addressed to the chairman of the Company's Board of Directors (the "***Board***"), and enclosing the Proposal, entitled "[OMC: Rule 14a-8 Proposal, December 5, 2013], 4* Confidential Voting".

The Proposal and its supporting statement provide as follows:

Shareholders [sic] request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g. say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy [sic].

This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as [sic] ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our board of directors which it rated F. Seven of our directors had 15 to 27-years [sic] long-tenure. Long tenure has a reverse relationship with director independence. Long-tenured directors included: Gary (Roubos (age 76), John Murphy (age 79), John Purcell (age 81) and our Chairman Bruce Crawford (age 84). Alan Batkin was negatively flagged by GMI due to his director duties at Overseas Shipholding Group when it filed for bankruptcy. Plus Leonard Coleman was potentially over-burdened with director duties at 4 companies. Our board had not formally taken responsibility in overseeing our company's social impacts.

In regard to executive pay there was $35 million for John Wren [sic]. Plus Omnicom could give long-term incentive pay to Mr. Wren for below-median performance [sic].

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

The December 5, 2013 letter, attaching the Proposal and supporting statement are included in Exhibit A.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause violations of New York Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials where "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Chevedden's proposal, if implemented, would do just that.

Under New York law, a board of directors has ultimate responsibility for the management of a company. *See* N.Y. BUS. CORP. LAW § 701 (Consol. 2013). New York law also imposes on directors fiduciary duties in discharging those responsibilities, and entitles directors to consider certain types of information in order to do so:

> A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith and with that degree of care which an ordinarily prudent person in a like position would use under similar circumstances. *In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements including financial statements and other financial data, in each case prepared or presented by . . .*
>
> (2) counsel, public accountants or *other persons as to matters which the director believes to be within such person's professional or expert competence . . .*

N.Y. BUS. CORP. LAW § 717(a) (Consol. 2013) (emphases added).

The Proposal, however, would categorically deprive directors of information, including information on which they are entitled to rely under New York law. During shareholder proxy voting, proxy solicitation and investor communications firms, as well as others, routinely provide companies and their directors certain information about shareholder voting. This information can include data regarding how many votes have been cast, which shareholders have cast votes and the status of the preliminary vote total. This information can inform companies and their directors regarding whether, and how, to communicate with shareholders and distribute additional proxy materials to shareholders in response to this preliminary voting information. Thus, rather than an anonymous, one-time decision on the part of the voter (as is common in elections for government offices), corporate proxy voting is more akin to an ongoing conversation between the company and its shareholders. Indeed, the SEC itself has recognized the importance of such communications between companies and their shareholders, stating "[t]he [] communication between a Board and the company's shareholders may lead to enhanced transparency into the board's decision-making process, more effective monitoring of this process by shareholders, and, ultimately, a better decision-making process by the board." SEC Facilitating Shareholder Director Nominations, 17 C.F.R. §§ 200, 232, 240, 249 (2010), (available at www.sec.gov/rules/final/2010/33-9136.pdf) at 345.

The Proposal would deprive the Company's directors, in advance and without any exceptions, from having access to certain information, including information on which directors are entitled to rely under New York law, and which can facilitate communications with the Company's shareholders. This restriction would apply even in instances—many of which cannot be foreseen—where the directors' fiduciary duties would require them to monitor such information in order to decide whether, and how, to communicate with shareholders on matters of critical importance to the company and its shareholders.

Blindfolding directors in this way, in disregard of their duties, is plainly inconsistent with New York law. For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause violations of New York Law.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal and its supporting statement are impermissibly vague and indefinite, and materially false and misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 17 C.F.R. § 240.14a-9 [("Rule 14a-9")], which prohibits materially false or misleading statements in proxy materials." Rule 14a-9 specifically provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

There are multiple reasons why Chevedden's Proposal should therefore be excluded under Rule 14a-8(i)(3) and Rule 14a-9.

A. The Proposal is impermissibly vague and indefinite under Rule 14a-8(i)(3) because key terms are undefined or ambiguous.

The staff of the Division of Corporation Finance (the "*Staff*") of the SEC has explained that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), Item B.4.

Here, the Proposal is impermissibly vague and indefinite because, among other things, it fails to define key terms that are subject to multiple interpretations, and thus precludes shareholders and the Company from understanding precisely what it would require.

1. The undefined term "uncontested matters" is impermissibly vague and indefinite.

The Proposal purports to apply only to "votes cast by proxy on uncontested matters." This is impermissibly vague and indefinite on several levels.

The term "uncontested" is undefined yet, generally speaking, any matter that is subject to a vote is, by definition, contested. Resolving disputes is what voting is for. It is therefore anything but clear what matters, put up for a vote, are to be considered "uncontested" for purposes of the Proposal.

This ambiguity is underscored by the Proposal itself. The Proposal lists three categories of so-called "uncontested matters":

> 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g. say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

However, all three of these supposedly uncontested matters can be (and often are) contested. Indeed, the third category ("Rule 14a-8 shareholder resolutions included in the proxy") is, as a practical matter, *always* contested. This is because if a company agrees with a shareholder's proposal, it simply implements the proposal without the need for a shareholder vote. Similarly, the first category of matter in the Proposal ("resolutions seeking approval of executive pay") appears, at a minimum, to substantially overlap the second circumstance ("say-on-pay" executive compensation voting).

As a result, it is far from clear which matters fall into which category of the Proposal, and would thus be subject to the Proposal. Neither the shareholders who would be asked to vote on it, nor the company who would be required to implement it if approved, can reliably understand what matters it applies to or how to comply with it. For the foregoing reason, the Company believes that it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The undefined term "running tally" is impermissibly vague and indefinite.

The Proposal would also require that management and the Board be denied access to a "running tally" of shareholder votes. However, the Proposal fails to define what that term means.

During proxy voting, in the time leading up to an annual meeting, companies often receive from investors, financial institutions, investor communications and proxy solicitation firms a variety of information about the shareholder voting at different points in time. The Proposal offers no explanation regarding which, if any, of this information is intended to be deemed a "running tally," whether it applies to both oral and written information, and which of these different types of voting information management and directors would therefore be prohibited from accessing. The Company and its directors clearly cannot control what information third parties choose to share with them. Indeed, there are instances in which such reports are legally *required* to be delivered to a company. For example, banks and brokers are obligated by Rule 14b-2 to provide to companies voting instructions of their beneficial owner-clients, and often do so through investor communication firms. *See* 17 C.F.R. § 240.14b-2(b)(2), (3). There is no way of knowing whether such information could be considered a "running tally" under the Proposal, which would impose the odd requirement that a management and a board ignore information legally required to be provided to the company.

Here again, there is no way for shareholders or the Company to understand what the Proposal would do, or how it would be implemented and complied with if approved. This is another independent basis on which the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

3. The undefined term "other proper purposes" is impermissibly vague and indefinite.

The Proposal states: "Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes." There is simply no telling what this means.

The sentence appears intended to create an exception to the Proposal, permitting access to voting information as long as it is for a "proper purpose." The term "proper purpose," however, is undefined. Its meaning is highly subjective and subject to multiple interpretations in various contexts. Accordingly, just as it is unknown which voting matters are intended to be covered by the Proposal (for reasons explained above), it is also unknown which voting matters are intended *not* to be covered by the Proposal under this "proper purpose" exception.

Here again, the Proposal itself highlights this ambiguity. On the one hand, it seeks to prevent access to voting information on certain "proposals required by law," but on the other hand it would permit access to voting information "to conduct solicitations for other proper purposes"—as though a solicitation for "proposals required by law" is somehow not a proper purpose.

This portion of the Proposal simply makes no sense. There is certainly no way a shareholder can understand it or the Company to implement or abide by it in a coherent way. The Company believes, for this additional reason, that it may properly exclude the Proposal from the Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3).

B. References to outside sources and other statements in the Proposal's supporting statement are materially misleading under Rule 14a-8(i)(3).

The Proposal is impermissibly vague and indefinite for still other reasons.

First, the supporting statement for the Proposal contains various assertions attributed to information reported by something called "GMI Ratings," an external source that is not publicly available. Based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be citing. Moreover, the structure of the supporting statement implies that GMI Ratings is the source of all the information contained therein, the accuracy of which the Company has no way of confirming. The Company is unable to verify the relevant GMI Ratings source (or sources) to which any or all of the statements in the supporting statement to the Proposal are attributable, whether those statements are accurately cited in the supporting statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date. Chevedden's failure to provide the Company with this non-public source is an established basis for exclusion. *See* Staff Legal Bulletin No. 14G (Oct. 16, 2012), Item D.2 (reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website").

Second, portions of the supporting statement are demonstrably false. For example, it includes the following misleading and unintelligible partial sentence: "In regard to executive pay there was $35 million for John Wren." This is simply false (and in any event has nothing to do with the Proposal). Total compensation in 2012 for Mr. Wren, the Chief Executive Officer of the Company, as reported in the Company's 2013 Proxy Statement, was $14,846,067, not "$35 million."

The materially misleading statements in the Proposal form yet another independent basis on which the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3).

C. Substantial portions of the supporting statement are irrelevant to the subject matter of the proposal so as to be materially misleading under Rule 14a-8(i)(3).

There are still more independent grounds that warrant the exclusion of the Proposal under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion of a proposal when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin 14B, Item B.4; *see also Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental, and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman).

Here, substantial portions of the Proposal are irrelevant to a consideration of the subject matter of the Proposal. For instance, the supporting statement observes that seven of the Company's directors have tenures of more than sixteen years. Chevedden appears to be asserting through this fact that these long tenures threaten the directors' independence. Even if that were true, which it is not, director independence has no bearing on voting procedures outlined in the Proposal.

Similarly, the supporting statement asserts the Board "had not formally taken responsibility in overseeing our company's social impacts." This vague allusion to unspecified "social impacts" has nothing to do with confidential shareholder voting.

On this additional basis, the Company may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because substantial portions of the supporting statement are irrelevant to the subject of the Proposal so as to be materially misleading.

III. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal impermissibly relates to ordinary business matters.

Under Rule 14a-8(i)(7), a company may exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations."

The SEC has stated that the policy underlying the ordinary business exclusion is based on two considerations: first, whether a proposal relates to "tasks so fundamental to management's ability to run a company on a day-to-day basis they could not be subject to shareholder oversight;" and second, whether a "proposal seeks to 'micromanage' a company by probing too deeply into matters upon which shareholders would not be in a position to make an informed judgment." Exchange Act Release No. 40,018, 17 C.F.R § 240 (May 21, 1998). Here, the Proposal would violate both of these principles.

First, the Proposal, if implemented, would inhibit the Company's ability to engage in routine dialogue with its shareholders. This is an ordinary business matter, not something appropriate for a shareholder vote.

Second, the Proposal asks shareholders to vote on issues on which they cannot reasonably be expected to make informed judgments. The Proposal asks shareholders to decide whether to prohibit the Company's management and directors from examining a "running tally" for three categories of "uncontested matters"—the definitions of which are, as explained above, far from clear—but to permit management and the Board to examine such information for all other matters.

Shareholders generally are not equipped to make such fine distinctions regarding how a company should conduct itself. Indeed, this is exactly the kind of micromanagement of company decisions that Rule 14a-8(i)(7) precludes. *See, e.g., Amazon.com, Inc.* (Mar. 20 2013) (finding the shareholder proposal requesting the board of directors hold a competition for giving public advice on the voting items in the proxy filing sought to micromanage the company to an impermissible degree).

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because the Proposal impermissibly relates to ordinary business matters.

* * *

To the extent that the reasons for exclusion of the Proposal from the Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

For the foregoing reasons, the Company believes that it may exclude the Proposal from its Proxy Materials.

Sincerely,



Michael J. O'Brien
Senior Vice President, General Counsel and Secretary

Enclosure

cc: Jeff Hammel, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP
John Chevedden

NY\6151607 4

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce Crawford
Chairman of the Board
Omnicom Group Inc. (OMC)
437 Madison Ave.
New York, NY 10022

Rule 14a-8 Proposal

Dear Mr. Crawford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 5, 2013
Date

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>
Michael J. O'Brien <IR@OmnicomGroup.com>
Corporate Secretary
PH: 212 415-3600
FX: 212 415-3530
Eric Cleary <eric.cleary@omnicomgroup.com>

[OMC: Rule 14a-8 Proposal, December 5, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned with our board of directors which it rated F. Seven of our directors had 16 to 27-years long-tenure. Long tenure has a reverse relationship with director independence. Long-tenured directors included: Gary Roubos (age 76), John Murphy (age 79), John Purcell (age 81) and our Chairman Bruce Crawford (age 84). Alan Batkin was negatively flagged by GMI due to his director duties at Overseas Shipholding Group when it filed for bankruptcy. Plus Leonard Coleman was potentially over-burdened with director duties at 4 companies. Our board had not formally taken responsibility in overseeing our company's social impacts.

In regard to executive pay there was $35 million for John Wren. Plus Omnicom could give long-term incentive pay to Mr. Wren for below-median performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***